Registration Statement No. 333-[____]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FENNEC PHARMACEUTICALS INC.

(formerly ADHEREX TECHNOLOGIES INC.)

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada	2836	20-0442384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Rostislav Raykov
Chief Executive Officer
Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive	PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709	Research Triangle Park, NC 27709
(919) 636-4530	(919) 636-4530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Garett Sleichter, Esq.	Randy Taylor, Esq.
Rutan & Ticker, LLP	LaBarge Weinstein LLP
611 Anton Boulevard, 14th Floor	515 Legget Drive, Suite 800
Costa Mesa, CA 92626	Ottawa, ON K2K 3G4
Phone (714) 641-5100	Phone (613) 599-9600
Fax (714) 546-9035	Fax (613) 599-0018

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Shares, no par value per share	$10,000,000	$1,162

Total	$10,000,000	$1,162

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 12, 2015

FENNEC PHARMACEUTICALS INC.

[      ] COMMON SHARES

We are offering [      ] of our common shares pursuant to this prospectus. We are not required to sell any specific dollar amount or number of common shares, but will use our best efforts to sell the common shares being offered.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and proceeds to us, if any, are not presently determinable. The common shares may be offered by our officers and directors, who will not receive any commission or compensation for the sale of our common shares pursuant to this offering. While we may engage one or more underwriters, broker-dealers or selling agents to sell the securities offered by this prospectus, as of the date of this prospectus, we have not entered into any arrangements with any underwriter, broker-dealer or selling agent. See “Plan of Distribution” beginning on page F-23 of this prospectus.

This offering will terminate on [___________], 2015, unless the offering is fully subscribed before that date or we decide to terminate the offering prior to that date. In either event, the offering may be closed without further notice to you. All costs associated with the registration of this offering will be borne by us. As there is no minimum offering amount required as a condition to closing this offering, no funds are required to be escrowed and all net proceeds will be available to us at closing for use as set forth in “Use of Proceeds” beginning on page F-16 of this prospectus.

Our common shares are quoted on the Toronto Stock Exchange (the “TSX”) under the symbol “FRX” and on the OTCQB Market under the symbol “FENCF.” The last reported sale price of our common shares on the TSX on May 5, 2015 was CAD$2.84 per share and on the OTCQB Market on May 5, 2015 was $2.22 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE “RISK FACTORS” BEGINNING ON PAGE 7.

You should read this prospectus and any prospectus supplement carefully before you decided to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state Securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May ___, 2015.

F-1

F-2

FENNEC PHARMACEUTICALS INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the consolidated financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of Canada in September 1996. On August 25, 2011, we continued from the laws of Canada under the Canada Business Corporations Act (the “CBCA”) to the laws of British Columbia in accordance with Section 302 of the Business Corporations Act (British Columbia) (the “Continuance”).

Our principal executive offices are located at PO BOX 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709. Our telephone number is (919) 636-4530. Our website is www.fennecpharma.com. Information contained in our website does not constitute part of this prospectus.

We are a biopharmaceutical company focused on cancer therapeutics. We currently have the following products in the clinical stage of development: (1) STS, a chemoprotectant being developed to reduce or prevent hearing loss that may result from treatment with platinum-based chemotherapy drugs; and (2) Eniluracil, an oral dihydropyrimidine dehydrogenase, or DPD, inhibitor, which may improve the tolerability and effectiveness of 5-fluorouracil (5-FU), one of the most widely used oncology drugs in the world.

We have limited capital. Therefore, management has determined to focus our efforts primarily on our clinical activities with STS. As described under “Use of Proceeds”, we anticipate that a significant amount of the proceeds to us from this offering will be applied to further advance STS. We mainly provide limited product support for Eniluracil. We do not intend to focus our resources on Eniluracil unless we raise additional capital beyond that contemplated by this offering.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We generated a net loss of approximately $2.2 million for the twelve months ended December 31, 2014 (there was a non-cash gain on the change in derivative liability of $0.4 million and a gain on derivative settlement of $0.3 million), and net income of $1.8 million for the twelve months ended December 31, 2013 (as a result of a non-cash gain on derivatives of $3.8 million). As of December 31, 2014, our accumulated deficit was approximately $110.9 million.

On April 30, 2010, we entered into agreements with our largest shareholder, Southpoint Capital Advisors LP and certain other investors for a private placement (the “April 2010 Private Placement”). Participating investors in the April 2010 Private Placement purchased 240,066,664 units at a price of CAD$0.03 per unit, for gross proceeds of CAD$7,202,000. Each unit consisted of one share of our common shares, and one warrant to purchase one share of our common shares at a purchase price of CAD$0.08 per share for a period of five years from the issue date. Purchasers of units in the April 2010 Private Placement that were existing shareholders of the Company at such time agreed not to participate in the Rights Offering (described below).

On March 29, 2011 we completed a rights offering (the “Rights Offering”) to our shareholders. Pursuant to the terms of the Rights Offering, we distributed rights to subscribe for up to 425,000,000 units underlying the Rights (the “Units”), inclusive of over subscription rights, at a price of CAD$0.03 per unit, for gross proceeds of up to CAD$12,750,000, to our shareholders on the basis of one Right per each common share held by such shareholder as of March 2, 2011, the record date for the Rights Offering. On March 29, 2011, the expiration date for the Rights Offering, we had received subscriptions for an aggregate of 84,559,178 Units, representing total net proceeds of approximately $2.5 million.

F-3

On August 25, 2011, immediately prior to the Continuance, the Company filed Articles of Amendment (the “Amendment”) under the CBCA to implement a one-for-eighteen reverse split of our common shares (the “2011 Share Consolidation”).  The 2011 Share Consolidation was authorized by the shareholders at our annual and special meeting of shareholders on June 28, 2011 (within a share consolidation range of between one-for-fifteen and one-for-twenty) and was approved by resolution of the Board of Directors on August 10, 2011.  The 2011 Share Consolidation became effective on August 25, 2011 and our common shares began trading on the Toronto Stock Exchange and the OTC market (on the OTCQB tier) on a post-consolidation basis on August 30, 2011. The 2011 Share Consolidation reduced the number of shares of the Company's outstanding common shares from approximately 452.8 million, as of the filing date of the Company's most recent Quarterly Report on Form 10-Q, to approximately 25.2 million as of August 25, 2011, the effective date of the 2011 Share Consolidation.

In November 2013, the Company announced the closing of the sale of 1.3 million units for gross proceeds of $1.6 million in a non-brokered financing transaction with Manchester Explorer, L.P., certain individuals and entities associated with Manchester Explorer L.P. (collectively, “Manchester”) and 683 Capital Management LLC (the “November 2013 Financing”). Each unit was issued at a price of $1.20 per unit as adjusted for the one-for-three reverse share split completed on September 3, 2014 (“2014 Share Consolidation”) and consists of one of our common shares and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one of our common shares at an exercise price of $1.50 per share as adjusted for the 2014 Share Consolidation.

On June 30, 2014, the Company announced a tender offer to exchange all Canadian denominated warrants with an expiration date of April 30, 2015 and March 29, 2016 for a new warrant. New warrants could be obtained by exchanging one hundred eighty (180) original warrants. New warrants retain their original expiration dates of April 30, 2015 and March 29, 2016 and have a strike price of $0.50. As a result of 2014 Share Consolidation, three new warrants entitle the holder to purchase one common share at a price of $1.50. The exchange concluded on July 29, 2014. Approximately 71% of all outstanding warrants expiring on April 30, 2015 and 48% of all outstanding warrants expiring on March 29, 2016 participated in the exchange.

On September 3, 2014, the Company changed its name from Adherex Technologies Inc. to Fennec Pharmaceuticals Inc. On that same date, the Company also announced that it had effected the 2014 Share Consolidation.

On December 3, 2014, the Company completed the closing of a non-brokered private placement (the “2014 Financing”) of 732,266 units for gross proceeds of $2.2 million. Each unit was issued at a price of $3.00 per unit and consisted of one of our common shares and one half of a common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one of our common shares during the period ending on the day following the earlier of: (A) the day that is two years from the date of issue or (B) if at any time from the date of issue (i) the common shares trade on the Toronto Stock Exchange (the “TSX”) at a price greater than CAD$5.00 per common share (subject to customary adjustments) for at least twenty-five (25) trading days within any thirty (30) trading day period (the “Triggering Event”) and (ii) the Company elects to deliver a notice to the holder within ten (10) trading days of the Triggering Event, the day that is 30 days after such notice, in either event at a price equal to $3.60 per whole common share.

In the prospectus, unless otherwise indicated, (i) the number of units issued prior to the November 2013 Financing and corresponding unit prices (including with respect to the units issued in our April 2010 Private Placement and the Rights Offering) have not been adjusted to reflect the 2011 Share Consolidation or the 2014 Share Consolidation, (ii) the number of warrants issued prior to the November 2013 Financing outstanding have not been adjusted to reflect the 2011 Share Consolidation (in accordance with the terms of the warrants, the number of common shares issuable thereunder were adjusted as a result of the 2011 Share Consolidation but not the number of warrants outstanding) or the 2014 Share Consolidation and (iii) the number of shares outstanding, common shares issuable upon exercise or conversion of our warrants, options and other derivative securities, all exercise or conversion prices with respect thereto, and all market prices and over-the-counter quotations of our common shares have been adjusted to reflect the 2011 Share Consolidation and the 2014 Share Consolidation. In the prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and “CAD$” refers to Canadian dollars.

F-4

THE OFFERING

Common shares offered	[ ] shares
Common shares outstanding before the offering(1)	10,919,218 shares

Common shares outstanding after the offering(2)	[ ] shares
No minimum offering proceeds	We are not required to sell any specific dollar amount or number of common shares, but will use our best efforts to sell the common shares being offered. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and proceeds to us, if any, are not presently determinable.

Termination of the offering	This offering will terminate on [___________], 2015, unless the offering is fully subscribed before that date or we decide to terminate the offering prior to that date.

Use of proceeds	We intend to use the net proceeds from the sale of the securities in this offering: (i) to pay pre-commercialization and other expenses to launch STS; (ii) to prepare for NDA/MAA submissions for STS; (iii) to fund future clinical studies of STS for other indications, to the extent that such additional studies are required; and (iv) for general corporate purposes.

Risk Factors	The common shares offered hereby involve a high degree of risk. See “Risk Factors” beginning on page F-6.

Dividend Policy	Our board of directors does not intend to declare cash dividends on our common shares for the foreseeable future.
OTCQB Symbol	Our common shares are currently quoted on the OTCQB under the symbol “FENCF”.

(1)	Based on the number of shares outstanding as of May 5, 2015, not including 4,982,416 shares issuable upon exercise of various warrants and options to purchase our common shares.
(2)	The increase in shares outstanding after the offering assumes the issuance of [ ] shares offered hereby.

We will bear the fees and expenses relating to the offering.

F-5

RISK FACTORS

Risks Related to Our Business

We have a history of significant losses and have had no revenues to date through the sale of our products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues through the sale of our products, and we do not expect to have significant revenues until we are able to either sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We have incurred significant operating losses every year since our inception on September 3, 1996. We reported a loss of approximately $2.2 million (including a non-cash gain on derivative liabilities of $0.4 million and a gain on derivative settlement of $0.3 million) in the twelve months ended December 31, 2014, and reported a net income of approximately $1.8 million (which included a $3.8 million non-cash gain on derivatives) for the twelve months ended December 31, 2013. At December 31, 2014, we had an accumulated deficit of approximately $110.9 million. We anticipate incurring substantial additional losses due to the need to spend substantial amounts on our current clinical trials, anticipated research and development activities, and general and administrative expenses, among other factors. We have not commercially introduced any product and our product candidates are in varying stages of development and testing. Our ability to attain profitability will depend upon our ability to fund and develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidates and to license or otherwise market our product candidates successfully. Any revenues generated from such products, assuming they are successfully developed, marketed and sold, may not be realized for a number of years. We may never achieve or sustain profitability on an ongoing basis.

There is no assurance that we will successfully develop a commercially viable product.

Since our formation in September 1996, we have engaged in research and development programs. We have generated no revenue from product sales, do not have any products currently available for sale, and none are expected to be commercially available for sale until we have completed additional clinical trials, if at all. There can be no assurance that the research we fund and manage will lead to commercially viable products. We have completed a Phase II study for Eniluracil and completed enrollment of two Phase III studies for STS. Our products must still undergo substantial additional regulatory review prior to commercialization. As discussed elsewhere in this prospectus, we currently do not have the financial resources to advance the development of Eniluracil.

We anticipate the need for additional capital in the future and if we cannot raise additional capital, we will not be able to fulfill our business plan.

We need to obtain additional funding in the future in order to finance our business strategy, operations and growth. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing. Debt financing must be repaid regardless of whether or not we generate profits or cash flows from our business activities. Equity financing may result in dilution to existing shareholders and may involve securities that have rights, preferences, or privileges that are senior to our common shares or other securities. If we cannot raise sufficient capital when necessary, we will likely have to curtail operations and you may lose part or all of your investment.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidates or generate sufficient revenues to expand our business.

We currently rely on scientific and research and development collaboration arrangements with academic institutions and other third party collaborators, including our agreement for Eniluracil with GSK and an exclusive worldwide license from OHSU for STS. We also rely on collaborators for testing STS, including SIOPEL and the Children’s Oncology Group.

F-6

The agreements with GSK and OHSU are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with OHSU at any time upon prior written notice of specified durations to the licensor. Termination of any of our collaborative arrangements could materially adversely affect our business. For example, if we are unable to make the necessary payments under these agreements, the licensor might terminate the agreement which might have a material adverse impact. In addition, our collaborators might not perform as agreed in the future.

Since we conduct a significant portion of our research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Collaborators might not commit sufficient resources to the research and development or commercialization of our product candidates. Economic or technological advantages of products being developed by others, or other factors could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidates will affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

Our product candidates are still in development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize any of our product candidates.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully fund, develop, manufacture, introduce and market our product candidates. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidates and research programs are in various stages of clinical development and require significant, time-consuming and costly research, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of therapeutic products based on innovative technologies. For example, our product candidates might be ineffective, as Eniluracil was shown to be in earlier clinical trials conducted by GSK, or may be overly toxic, or otherwise might fail to receive the necessary regulatory clearances. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidates might not be economical to manufacture or market or might not achieve market acceptance. In addition, third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market equivalent or superior products.

We must conduct human clinical trials to assess our product candidates. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects may suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidates are safe and effective for use in each target indication. To date, we have performed only limited clinical trials, and we have only done so with some of our product candidates. Much of our testing has been conducted on animals or on human cells in the laboratory, and the benefits of treatment seen in animals may not ultimately be obtained in human clinical trials. As a result, we will need to perform significant additional research and development and extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidates to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competitive clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drug for use in the clinical trials. Such delays could result in the termination of the clinical trials altogether.

F-7

Regulatory approval of our product candidates is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay our ability to sell our products.

Development, manufacture and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our product candidates. Our clinical studies might be delayed or halted, or additional studies might be required, for various reasons, including:

•	lack of funding;
•	the drug is not effective;
•	patients experience severe side effects during treatment;
•	appropriate patients do not enroll in the studies at the rate expected;
•	drug supplies are not sufficient to treat the patients in the studies; or
•	we decide to modify the drug during testing.

If regulatory approval of any product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA’s satisfaction through clinical studies. Furthermore, approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them might impair our ability to effectively market our products.

We and our third-party manufacturers are also required to comply with the applicable current FDA Good Manufacturing Practices regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our products, and they are subject to additional FDA inspection. If we fail to comply with any of the FDA’s continuing regulations, we could be subject to reputational harm and sanctions, including:

•	delays, warning letters and fines;
•	product recalls or seizures and injunctions on sales;
•	refusal of the FDA to review pending applications;
•	total or partial suspension of production;
•	withdrawals of previously approved marketing applications; and
•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

We may be unable to effectively deploy the proceeds from our recent financings for the development of STS.

In November 2013, and in December 2014, we announced the closing of a private placements for proceeds of $1.6 million and $2.2 million, respectively. Any inability on our part to manage effectively the deployment of this capital could limit our ability to successfully develop STS.

F-8

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidates.

The development of our drug candidates and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. Our product candidates are licensed under agreements with GSK and OHSU. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

If we are unable to adequately protect or maintain our patents and licenses related to our product candidates, or we infringe upon the intellectual property rights of others, we may not be able to successfully develop and commercialize our product candidates.

The value of our technology will depend in part upon our ability, and those of our collaborators, to obtain patent protection or licenses to patents, maintain trade secret protection and operate without infringing on the rights of third parties. Although we have successfully pursued patent applications in the past, it is possible that:

•	some or all of our pending patent applications, or those we have licensed, may not be allowed;
•	proprietary products or processes that we develop in the future may not be patentable;
•	any issued patents that we own or license may not provide us with any competitive advantages or may be successfully challenged by third parties; or
•	the patents of others may have an adverse effect on our ability to do business.

It is not possible for us to be certain that we are the original and first creator of inventions encompassed by our pending patent applications or that we were the first to file patent applications for any such inventions. Further, any of our patents, once issued, may be declared by a court to be invalid or unenforceable.

Eniluracil is currently protected in the US under an issued method of use patent that we own and which expires in 2029. STS is currently protected by methods of use patents that we exclusively licensed from OHSU that expire in Europe in 2021 and are currently pending in the United States. None of the above expiry dates take into consideration additional and pending patent applications for Eniluracil that, if issued, could provide additional patent protection nor possible patent term extensions or periods of data exclusivity that may be available upon marketing approval in the various countries worldwide. In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004; if it is subsequently approved, will have seven and a half years of pediatric exclusivity in the United States from the approval date. Refer to the “Description of Business” section of this prospectus for a further description of the United States Orphan Drug Designation.

We may be required to obtain licenses under patents or other proprietary rights of third parties but the extent to which we may wish or need to do so is unknown. Any such licenses may not be available on terms acceptable to us or at all. If such licenses are obtained, it is likely they would be royalty bearing, which would reduce any future income. If licenses cannot be obtained on an economical basis, we could suffer delays in market introduction of planned products or their introduction could be prevented, in some cases after the expenditure of substantial funds. If we do not obtain such licenses, we would have to design around patents of third parties, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products, or our ability to develop, manufacture or sell products requiring such licenses could be foreclosed.

Litigation may also be necessary to enforce or defend patents issued or licensed to us or our collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our collaborators, or if we initiate such suits. We might not prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our collaborators to cease using certain technology or products. Any of these events would likely have a material adverse effect on our business, financial condition and results of operations.

F-9

Much of our technological know-how that is not patentable may constitute trade secrets. Our confidentiality agreements might not provide for meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. In addition, others may independently develop or obtain similar technology and may be able to market competing products and obtain regulatory approval through a showing of equivalency to our product that has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

The vulnerability to off-label use or sale of our product candidates that are covered only by “method of use” patents may cause downward pricing pressure on these product candidates if they are ever commercialized and may make it more difficult for us to enter into collaboration or partnering arrangements for the development of these product candidates.

STS and Eniluracil, are currently only covered by “method of use” patents, which covers the use of certain compounds to treat specific conditions, and not by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provides less protection than composition of matter patents because of the possibility of off-label competition if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could limit our sales and exert pricing pressure on any products we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidates that are only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of STS, including drug substance providers and drug product suppliers, but they might not perform as agreed in the future or may terminate our agreement with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any products with commercial potential, we will need to develop the facilities to independently manufacture such products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our products. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for FDA compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be twelve months or longer.

F-10

We lack the resources necessary to effectively market our product candidates, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

We do not have the necessary resources to market our product candidates. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force, which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada, Europe and the Pacific Rim and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a British Columbia corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and we might not be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations.

Our cash invested in money market funds might be subject to loss.

Even though we believe we take a conservative approach to investing our funds, the volatility of the current financial markets exposes us to increased investment risk, including the risks that the value and liquidity of our money market investments could deteriorate significantly and the issuers of the investments we hold could be subject to credit rating downgrades. While we have not experienced any loss or write down of our money market investments in the past, we cannot guarantee that such losses will not occur in future periods.

Risks Related to Our Industry

If we are unable to obtain applicable U.S. and/or foreign regulatory approvals, we will be unable to develop and commercialize our drug candidates.

The preclinical studies and clinical trials of our product candidates, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidates are subject to various regulatory frameworks in the United States, Canada and other countries. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs associated with the drug development process, the historical rate of failures for drug candidates is extremely high. For example, prior development of our compound Eniluracil by GSK was not successful. Varying interpretations of the data obtained from studies and tests could delay, limit or prevent regulatory approval or clearance. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of any of our drug candidates or approvals may take longer and cost more to obtain than expected.

F-11

Regulatory approvals, if granted, may entail limitations on the uses for which any products we develop may be marketed, limiting the potential sales for any such products. The granting of product approvals can be withdrawn at any time, and manufacturers of approved products are subject to regular reviews, including for compliance with FDA Good Manufacturing Practices regulations. Failure to comply with any applicable regulatory requirement, which may change from time to time, can result in warning letters, fines, sanctions, penalties, recalling or seizing products, suspension of production, or even criminal prosecution.

Future sales of our product candidates may suffer if they fail to achieve market acceptance.

Even if our product candidates are successfully developed and achieve appropriate regulatory approval, they may not enjoy commercial acceptance or success. Product candidates may compete with a number of new and traditional drugs and therapies developed by major pharmaceutical and biotechnology companies. Market acceptance is dependent on product candidates demonstrating clinical efficacy and safety, as well as demonstrating advantages over alternative treatment methods. In addition, market acceptance is influenced by government reimbursement policies and the ability of third parties to pay for such products. Physicians, patients, the medical community or patients may not accept or utilize any products we may develop.

We face a strong competitive environment. Other companies may develop or commercialize more effective or cheaper products, which may reduce or eliminate the demand for our product candidates.

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we are focused, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Amgen, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, Eisai, Merck KGaA, Novartis, Johnson & Johnson, Pfizer, Roche, Taiho and Sanofi-Aventis. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents could thus be competitors.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, some of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.

We are likely to face competition in the areas of product efficacy and safety, ease of use and adaptability, as well as pricing, product acceptance, regulatory approvals and intellectual property. Competitors could develop more effective, safer and more affordable products than we do, and they may obtain patent protection or product commercialization before we do or even render our product candidates obsolete. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we develop.

We may face product liability claims that could require us to defend costly lawsuits or incur substantial liabilities that could adversely impact our financial condition, receipt of regulatory approvals for our product candidates and our results of operation.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims in the event that such product candidates cause injury or death or result in other adverse effects. These claims could be made by health care institutions, contract laboratories, and subjects participating in our clinical studies, patients or others using our product candidates. In addition to liability claims, certain serious adverse events could require interruption, delay and/or discontinuation of a clinical trial and potentially prevent further development of the product candidate. We carry clinical trial insurance but the coverage may not be sufficient to protect us from legal expenses and liabilities we might incur. Litigation is very expensive, even if we defend successfully against possible litigation. In addition, our existing coverage may not be adequate if we further develop products, and future coverage may not be available in sufficient amounts or at reasonable cost. In addition, we might reduce the amount of this coverage due to our limited financial resources. Adverse liability claims may also harm our ability to obtain or maintain regulatory approvals.

F-12

We used hazardous material and chemicals in our research and development, and our failure to comply with laws related to hazardous materials could materially harm us.

In the past, our research and development processes involved the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. We could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time. Our current practice is to outsource these activities.

Efforts to reduce product pricing and health care reimbursement and changes to government policies could negatively affect the commercialization of our product candidates.

If any of our product candidates achieve regulatory approval, we may be materially adversely affected by the continuing efforts of governmental and third-party payers to contain or reduce health care costs. For example, if we succeed in bringing one or more products to market, such products may not be considered cost-effective and the availability of consumer reimbursement may not exist or be sufficient to allow the sale of such products on a competitive basis. The constraints on pricing and availability of competitive products may further limit our pricing and reimbursement policies as well as adversely impact market acceptance and commercialization for the products.

In many markets, the pricing or profitability of healthcare products is subject to government control. In recent years, federal, state, provincial and local officials and legislators have proposed or are proposing a variety of price-based reforms to the healthcare systems in the United States, Canada and elsewhere. Some proposals include measures that would limit or eliminate payments from third-party payors to the consumer for certain medical procedures and treatments or allow government control of pharmaceutical pricing. The adoption of any such proposals or reforms could adversely affect the commercial viability of our product candidates.

In the U.S., there have been numerous proposals considered at the federal and state levels for comprehensive reforms of health care and its cost, and it is likely that federal and state legislatures and health agencies will continue to focus on health care reform in the future. Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products.

Any significant changes in the healthcare system in the United States, Canada or abroad would likely have a substantial impact on the manner in which we conduct business and could have a material adverse effect on our ability to raise capital and the viability of product commercialization.

F-13

Risks Related to Our Common Shares

Our common shares have been delisted from NYSE Alternext US LLC (formerly the American Stock Exchange), which may make it more difficult for shareholders to dispose of their shares.

In December 2008, we received notice from the NYSE Alternext US, LLC (formerly the American Stock Exchange), or AMEX, that we were not in compliance with Section 1003(a)(ii) of its Company Guide, because our stockholders’ equity was below $6 million and we had incurred losses from continued operations and net losses in the five most recent fiscal years. On January 20, 2009, we voluntarily filed to delist our common shares from the AMEX and effective January 30, 2009, our common shares no longer traded on the AMEX. As a result, any trading of our common shares in the U.S. will need to be conducted in the over-the-counter market. In addition, our common shares are also subject to the SEC’s penny stock rules, which impose additional requirements on broker-dealers who effect trades. As a result, shareholders might have difficulty selling our common shares.

We may be unable to maintain the listing of our common shares on the TSX and that would make it more difficult for shareholders to dispose of their common shares.

Our common shares are currently listed on the TSX. The TSX has rules for continued listing, including minimum market capitalization and other requirements, that we might not meet in the future, particularly if the price of our common shares does not increase or we are unable to raise additional capital to continue operations. On September 8, 2012, the Toronto Stock Exchange issued an official delisting review of our common shares. The remedial delisting review was initiated because the value of the shares of our common shares that are held by “public shareholders” had been below the CAD$2.0 million threshold required under the TSX continuing listing standards for a period of 30 consecutive trading days. On January 7, 2013, the Toronto Stock Exchange completed its review of the Company and determined that the Company met TSX's continued listing requirements.

Delisting from the TSX would make it more difficult for shareholders to dispose of their common shares and more difficult to obtain accurate quotations on our common shares. This could have an adverse effect on the price of our common shares. There can be no assurances that a market maker will make a market in our common shares on the OTCQB or any other stock quotation system after delisting. Furthermore, securities quoted on the Pink Sheets generally have significantly less liquidity than securities traded on a national securities exchange, not only in the number of shares that can be bought and sold, but also through delays in the timing of transactions and lower market prices than might otherwise be obtained. As a result, shareholders might find it difficult to resell shares at prices quoted in the market or at all. Furthermore, because of the limited market and generally low volume of trading in our common shares, our common shares are more likely to be affected by broad market fluctuations, general market conditions, fluctuations in our operating results, changes in the market’s perception of our business, and announcements made by us, our competitors or parties with whom we have business relationships. Our ability to issue additional securities for financing or other purposes, or to otherwise arrange for any financing we may need in the future, may also be materially and adversely affected by the fact that our securities are not traded on a national securities exchange.

The market price of our common shares is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our common shares has been highly volatile and the market for our common shares has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From January 1, 2013 to May 5, 2015, the trading price of our shares fluctuated from a high closing price of CAD$6.60 per share to a low closing price of CAD$0.72 per share on the TSX. Historically, our common shares have had a low trading volume, and may continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our common shares. It is likely that the market price of our common shares will continue to fluctuate significantly in the future.

The market price of our common shares may be significantly affected by many factors, including without limitation:

•	the need to raise additional capital and the terms of any transaction we are able to enter into;
•	other external factors generally or stock market trends in the pharmaceutical or biotechnology industries specifically;
•	announcements of licensing agreements, joint ventures, collaborations or other strategic alliances that involve our products or those of our competitors;
•	innovations related to our or our competitors’ products;

F-14

•	actual or potential clinical trial results related to our or our competitors’ products;
•	our financial results or those of our competitors;
•	reports of securities analysts regarding us or our competitors;
•	developments or disputes concerning our licensed or owned patents or those of our competitors;
•	developments with respect to the efficacy or safety of our products or those of our competitors; and
•	health care reforms and reimbursement policy changes nationally and internationally.

Our common shares are deemed to be “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common shares are subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers which sell our common shares to persons other than established customers and “accredited investors” who are generally individuals with a net worth in excess of $1,000,000 (excluding their principal residence) or annual incomes exceeding $200,000, or $300,000 together with their spouses. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common shares and the ability of our shareholders to sell their common shares.

Additionally, our common shares are subject to the SEC regulations for “penny stock.” Penny stock includes any equity security that is not listed on a national exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the penny stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common shares.

Our existing principal shareholders hold a substantial number of shares of our common shares and may be able to exercise influence in matters requiring approval of our shareholders.

At May 5, 2015, our current shareholders separately representing more than 5% ownership in our Company collectively represented beneficial ownership of approximately 59% of our common shares. In particular, Southpoint Capital Advisors LP owns or exercises control over 4.0 million shares of our common shares, representing approximately 37% of our issued and outstanding common shares. In addition, Manchester Explorer, LP, together with its associates, owns approximately 0.9 million shares, or 8% of our common shares. Furthermore, Mr. Robert Butts, our former Chairman of our Board of Directors, individually owns approximately 0.8 million shares, or 7% of our common shares, Southpoint Capital, Manchester Explorer, our other 5% shareholders, and other insiders, acting alone or together, might be able to influence the outcomes of matters that require the approval of our shareholders, including but not limited to certain equity transactions (such as a financing), an acquisition or merger with another company, a sale of substantially all of our assets, the election and removal of directors, or amendments to our incorporating documents. These shareholders might make decisions that are adverse to your interests. The concentration of ownership could have the effect of delaying, preventing or deterring a change of control of our company, which could adversely affect the market price of our common shares or deprive our other shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company.

There are a large number of our common shares underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our common shares.

Sale or issuance of a substantial number of shares of our common shares in the future could cause the market price of our common shares to decline. It may also impair our ability to obtain additional financing. At May 5, 2015, we had outstanding warrants to purchase approximately 2.6 million shares of our common shares of which approximately $3.5 million were denominated in Canadian dollars which had a weighted average exercise price of CAD $4.32 per common share, and $3.4 million denominated in U.S. dollars which had a weighted average exercise price of $1.93 per common share. In addition, at May 5, 2015, there were approximately 2.4 million shares issuable upon the exercise of stock options granted by us of which approximately $3.2 million were denominated in Canadian dollars and had a weighted average exercise price of CAD $2.39 per common share and approximately $1.9 million were denominated in U.S. dollars and had a weighted average exercise price of $1.80 per common share. We may also issue further warrants as part of any future financings as well as the additional 0.3 million options to acquire our common shares currently remaining and available for issuance under our stock option plan.

F-15

We may need to raise substantial additional funds in the near future to continue our operations. Any equity offering could result in significant dilution to the ownership interests of shareholders and may result in dilution of the value of such interests and any debt offering will increase financial risk.

In order to satisfy our anticipated capital requirements to develop our products, we may need to raise substantial additional funds through either the sale of additional equity, the issue of securities convertible into equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. The most likely sources of financing that may be available to us in the near term are the sale of common shares and/or securities convertible into common shares and the issuance of debt.

We cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect that any such future issues and sales of common shares will have on the market price of our common shares. However, given the current market price of our common shares, any transaction involving the issue of common shares, or securities convertible into common shares, will likely result in immediate and substantial dilution to present and prospective holders of common shares. Alternatively, we may rely on debt financing and assume debt obligations that require us to make substantial interest and capital payments and to pledge some or all of our assets as collateral to secure such debt obligations.

We have not paid any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future. As a result, you will not be able to recoup your investment through the payment of dividends on our common shares and the lack of a dividend payable on our common shares might depress the value of your investment.

We will use all available funds to finance the development of our product candidates and operation of our business. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time, but since we have no present plans to pay dividends, you should not expect receipt of dividends either for your cash needs or to enhance the value of our common shares.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities in this offering: (i) to pay pre-commercialization and other expenses to launch STS; (ii) to prepare for NDA/MAA submissions for STS; (iii) to fund future clinical studies of STS for other indications, to the extent that such additional studies are required; and (iv) for general corporate purposes.

As of the date of this prospectus supplement, we cannot specify with certainty the amounts we will spend on any category set forth above. As a result, our management will retain broad discretion in the allocation and use of the net proceeds from this offering. Pending the application of the net proceeds for these purposes, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

F-16

DILUTION

The net tangible book value of our common shares as of December 31, 2014 was approximately $0.61 million, or $0.06 per share. Net tangible book value per share of our common shares is equal to our net tangible assets (tangible assets less total liabilities) divided by the number of shares of our common shares issued and outstanding as of December 31, 2014.

Dilution in net tangible book value per share represents the difference between the public offering price per share of our common shares and the adjusted net tangible book value per share of our common shares after giving effect to this offering. After giving effect to the sale of [      ] shares of our common shares in this offering at the public offering price of $[      ] per share, and after deducting the [underwriters’ fees and] estimated offering expenses payable by us, our adjusted net tangible book value per share of our common shares at December 31, 2014, would have been approximately $[    ] million, or $[    ] per share. This represents an immediate increase in net tangible book value per share of our common shares of approximately $[    ] per share to existing shareholders and an immediate dilution of approximately $[    ] per share to purchasers in this offering. The following table illustrates this per-share dilution:

Public offering price per share			$	[ ]
Net tangible book value per share as of December 31, 2014,	$
Increase per share attributable to this offering	$	[ ]

As adjusted net tangible book value per share as of December 31, 2014			$	[ ]

Dilution per share to new investors			$	[ ]

The above table is based on 10,592,708 shares outstanding as of December 31, 2014 and excludes, as of that date (each having been adjusted to reflect the 2011 Share Consolidation and the 2014 Share Consolidation):

•	299,683 shares of our common shares issued in connection with the exercise of outstanding warrants at an exercise price of $1.50 per share;

•	1,338,000 shares of our common shares subject to outstanding options under our 2010 Stock Incentive Plan having a weighted average exercise price of CAD$2.38 per share;

•	1,072,000 shares of our common shares subject to outstanding options outside of our 2010 Stock Incentive Plan having a weighted average exercise price of $1.77 per share;

•	821,000 shares of our common shares that have been reserved for issuance upon exercise of outstanding warrants at an exercise price of CAD$4.32 per share that expire on March 29, 2016;

•	74,000 shares of our common shares that have been reserved for issuance upon exercise of outstanding warrants at an exercise price of $1.50 per share that expire on March 29, 2016;

•	366,000 shares of our common shares that have been reserved for issuance upon exercise of outstanding warrants at an exercise price of $3.60 per share that expire on December 3, 2016; and

•	1,333,000 shares of our common that have been reserved for issuance upon exercise of outstanding warrants at an exercise price of $1.50 per share that expire on November 22, 2018.

F-17

To the extent that any outstanding options or warrants are exercised, new options are issued under our 2010 Stock Incentive Plan, or we otherwise issue additional shares of common shares in the future, at a price less than the public offering price, there will be further dilution to our investors.

MATERIAL UNITED STATES AND CANADIAN FEDERAL INCOME TAX
CONSEQUENCES OF THIS OFFERING

The following discussion sets forth certain material United States and Canadian federal income tax consequences resulting from the acquisition, ownership and disposition of Shares by a “U.S. Holder”. For purposes of this discussion, a U.S. Holder means any U.S. person who holds Shares. For purposes of our discussion, a U.S. person is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or if the trust was in existence on August 20, 1996, and has validly elected to be treated as a U.S. person under applicable Treasury regulations); and
•	for purposes of the Income Tax Act (Canada) (the “Tax Act”) is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold their Shares in connection with carrying on business in Canada (a “Non-Resident Holder”).

Material U.S. Federal Income Tax Considerations

We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this offering.  The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. The following discussion does not address the tax consequences of this offering under foreign, state, or local tax laws, or the alternative minimum tax provisions or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment. Additionally, the discussion does not consider the tax treatment of persons who hold Shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

THIS DISCUSSION DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Sale, Exchange or Other Disposition of Shares.

This discussion is qualified by the discussions below under the subheading “Tax Consequences if We Are a Passive Foreign Investment Company.”

Gain or loss will be recognized by a U.S. Holder upon the sale, exchange or other disposition of the Shares, in an amount equal to the difference between the amount realized and the tax basis of the Shares. Such gain or loss will be a capital gain or loss and will be considered long-term capital gain or loss if the U.S. Holder's holding period in the Shares is more than one year. Long-term capital gains of certain non-corporate taxpayers generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of Shares generally will have a U.S. source for foreign tax credit purposes unless a tax treaty applies and an election is made by the U.S. Holder.

F-18

Tax Consequences if We are a Passive Foreign Investment Company

A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC.  There can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. holder upon the sale (or certain other dispositions) of common stock (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. holder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale or certain dispositions of common stock. In order to avoid this tax consequence, a U.S. holder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company’s income or (ii) may elect to mark-to-market the common stock and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the common stock. Special PFIC rules apply to warrants and shares issued upon the exercise of warrants. Additionally, if the Company is deemed to be a PFIC, a U.S. holder who acquires common stock in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the common stock at the date of the death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. holders of changes in circumstances that would cause the Company to become a PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules including eligibility for and the manner and advisability of making certain elections in the event the Company is determined to be a PFIC at any point in time after the date of this prospectus. The Company does not currently intend to take the action necessary for a U.S. holder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

Tax Consequences if We are a Controlled Foreign Corporation

A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation. If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income.

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United States persons who might, directly, indirectly or constructively, acquire 10% or more of the shares of the Company or any of its non-U.S. subsidiaries, and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and consult a tax advisor with respect to such matter.

Dividends Paid on Shares

Distributions paid on the Shares (including any Canadian taxes withheld) to a U.S. Holder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder’s tax basis in the Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Shares. The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Holders), regardless of whether a payment in Canadian currency is actually converted to US Dollars at that time. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian currency received which is converted into US Dollars subsequent to receipt.

U.S. federal income tax on qualified dividend income paid to non-corporate U.S. holders are taxed at a reduced rates. If a non-corporate U.S. Holder does not hold the Shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on the Shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed above) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income.

Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Canada and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation”. In the event the Shares should not be readily tradable on an established securities market in the United States, non-corporate U.S. Holders should consult their own tax advisors as to whether any distributions paid on the Shares will be taxed for United States federal income tax purposes at reduced tax rates.

Credit for Canadian Taxes Withheld

Subject to certain conditions and limitations, any Canadian tax withheld or paid with respect to dividends on the Shares generally will be eligible for credit against a U.S. Holder’s United States federal income tax liability at such U.S. Holder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Holder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the Shares generally will be classified as foreign source “passive income” for the purpose of computing a U.S. Holder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Canadian withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian income tax withheld or paid, but only for a year in which these U.S. Holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor to determine whether and if it would be entitled to this credit.

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Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% tax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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Tax Consequences for Non-U.S. Holders of Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, the Shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

(i)	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

(ii)	in the case of an individual, the item is attributable to a fixed place of business in the United States;
—	the non-U.S. holder is an individual who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or
—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back up Withholding

A non-corporate U.S. Holder may, under certain circumstances, be subject to information reporting requirements and “backup withholding”, currently at a 28% rate, on cash payments in the United States of dividends on, and the proceeds of disposition of, the Shares. Backup withholding will apply only if a U.S. Holder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their tax advisors regarding their qualification for exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such U.S. Holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Material Canadian Federal Income Tax Considerations

Non-Residents of Canada

The following portion of the summary is generally applicable to a U.S. Holder. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Disposition of Shares

Upon the disposition of a Share by a U.S. Holder, the U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized unless the Share disposed of constitutes “taxable Canadian property” of the U.S. Holder and the U.S. Holder is not entitled to relief under an applicable tax treaty or convention. Shares will generally not constitute “taxable Canadian property” of such U.S. Holder unless at any time in the preceding 60 months both of the following statements were true: (a) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at arm’s length, held shares and/or rights to acquire shares representing 25% or more of the issued shares of any class of the capital stock of the Company; and (b) more than 50% of the fair market value of the common stock was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii).

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U.S. Holders whose Shares constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

Dividends paid on Shares

Dividends paid, credited or deemed to have been paid or credited on the Shares held by a U.S. Holder will be subject to a Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends, subject to reduction by any applicable tax convention. Under the tax convention between Canada and the United States (the “Tax Treaty”), the rate of withholding tax on dividends generally applicable to U.S. Holders who beneficially own the dividends is reduced to 15%. In the case of U.S. Holders that are corporations that beneficially own at least 10% of the Company’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. So-called “fiscally transparent” entities, such as United States limited liability companies, or LLCs, are not entitled to rely on the terms of the Tax Treaty, and therefore do not benefit from these reduced rates, however, reduced rates under the Tax Treaty may apply to members of fiscally transparent entities who would be entitled to rely on the Tax Treaty if they held the Shares directly. Members of such entities are regarded as holding their proportionate share of the Shares held by the entity for the purposes of the Tax Treaty.

PLAN OF DISTRIBUTION

The securities may be sold by certain officers and directors of our Company, none of whom will receive any commission or compensation for the sale of the securities. The offering will be presented by us primarily through mail, telephone, electronic transmission and direct meetings in those states where we have complied with applicable state securities law. This is a “best efforts” offering, so we are not required to sell any specific number or dollar amount of securities, but will use our best efforts to sell the common stock offered.

While we may engage one or more underwriters, broker-dealers or selling agents to sell the securities offered by this prospectus, as of the date of this prospectus, we have not entered into any arrangements with any underwriter, broker-dealer or selling agent. If we enter into any such arrangements, we will file an amendment this prospectus to the extent required by the Securities Act to name such underwriters, broker-dealers and/or selling agents in this prospectus as underwriters.

In order to comply with the applicable securities laws of certain states, the common shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this offering must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available.  As of this date, we have not identified the specific states where this offering will be sold.

DESCRIPTION OF SECURITIES REGISTERED

The following is a summary description of the Shares being offered pursuant to this registration statement. You should also refer to our Notice of Articles and Articles, as amended, copies of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to our Notice of Articles and Articles, as amended, we are authorized to issue an unlimited number of common shares, no par value. Each holder of a Share is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. We have not provided for cumulative voting for the election of directors in our Notice of Articles or Articles, as amended. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The holders of outstanding our common shares are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common shares have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common hares are entitled to share in all assets remaining after payment of all liabilities. Each outstanding common share is, and all common shares to be issued in this offering, when they are paid for, will be fully paid and non-assessable.

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Exchange Controls; Restrictions on Voting or Ownership

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to a non-resident holder of our common shares, other than withholding tax requirements discussed in “Material Canadian Federal Income Tax Considerations” above.

There is currently no limitation imposed by the laws of Canada or by our Notice of Articles or Articles on the right of a non-resident to hold or vote our common shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts will generally not apply except where control of an existing Canadian business or company, which has Canadian assets or revenue over a certain threshold, is acquired and will not apply to trading generally of securities listed on a stock exchange. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common shares was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements with respect to (1) our anticipated sources and uses of cash and cash equivalents; (2) our anticipated commencement dates, completion dates and results of clinical trials; (3) our efforts to pursue collaborations with the government, industry groups or other companies; (4) our anticipated progress and costs of our clinical and preclinical research and development programs; (5) our corporate and development strategies; (6) our expected results of operations; (7) our anticipated levels of expenditures; (8) our ability to protect our intellectual property; (9) our ability to fully comply with domestic and international governmental regulation; (10) the anticipated applications and efficacy of our drug candidates; (11) the nature and scope of potential markets for our drug candidates; (12) future legal liability; and (13) our ability to attract and retain key employees. All statements, other than statements of historical fact, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. We include forward-looking statements because we believe that it is important to communicate our expectations to our investors. However, all forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties, including specifically our need to raise money in the very near term and others, as discussed under the caption “Risk Factors” beginning on page F-6 of this prospectus. Although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained, and we caution you not to place undue reliance on such statements. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

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Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the SEC and EDGAR at http://www.sec.gov and the Canadian securities regulators on SEDAR, at www.sedar.com. The information provided on our website is not part of this prospectus and is therefore not incorporated herein by reference.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

Overview

Fennec Pharmaceuticals Inc. (“Fennec,” “Company,” “we,” “us,” or “our”) is a biopharmaceutical company focused on cancer therapeutics.  We incorporated under the Canada Business Corporations Act ("CBCA”) in September 1996. Effective on August 25, 2011, the Company continued from the Canada Business Corporations Act to the Business Corporations Act (British Columbia) (the “Continuance”), which Continuance was approved by the shareholders of Fennec at the Company's June 2011 Annual and Special Meeting and by resolution of the Board of Directors on August 10, 2011. We have three wholly-owned subsidiaries: Oxiquant, Inc. and Fennec Pharmaceuticals, Inc., both Delaware corporations, and Cadherin Biomedical Inc., a Canadian company. With the exception of Fennec Pharmaceuticals, Inc., all subsidiaries are inactive.

We are a biopharmaceutical company focused on cancer therapeutics. We currently have the following products in the clinical stage of development: (1) STS, a chemoprotectant being developed to reduce or prevent hearing loss that may result from treatment with platinum-based chemotherapy drugs; and (2) Eniluracil, an oral dihydropyrimidine dehydrogenase, or DPD, inhibitor, which may improve the tolerability and effectiveness of 5-fluorouracil (5-FU), one of the most widely used oncology drugs in the world.

We have limited capital. Therefore, management has determined to focus our efforts primarily on our clinical activities with STS. As described under “Use of Proceeds”, we anticipate that a significant amount of the proceeds to us from this offering will be applied to further advance STS. We provide limited product support for Eniluracil. We do not intend to focus our resources on Eniluracil unless we raise additional capital beyond that contemplated by this offering.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We generated a net loss of approximately $2.2 million for the twelve months ended December 31, 2014 (there was a non-cash gain on the change in derivative liability of $0.4 million and a gain on derivative settlement of $0.3 million), and net income of $1.8 million for the twelve months ended December 31, 2013 (as a result of a non-cash gain on derivatives of $3.8 million). As of December 31, 2014, our accumulated deficit was approximately $110.9 million.

In November 2013, we announced the closing of the sale of 1.3 million units for gross proceeds of $1.6 million in a non-brokered financing transaction with Manchester Explorer, L.P., certain individuals and entities associated with Manchester Explorer L.P. (collectively, “Manchester”) and 683 Capital Management LLC (the “November 2013 Financing”). Each unit was issued at a price of $1.20 per unit as adjusted for the one-for-three reverse stock split completed on September 3, 2014 (“2014 Share Consolidation”) and consists of one of our common shares and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one of our common shares at an exercise price of $1.50 per share as adjusted for the 2014 Share Consolidation.

On June 30, 2014, the Company announced a tender offer to exchange all Canadian denominated warrants with an expiration date of April 30, 2015 and March 29, 2016 for a new warrant. New warrants could be obtained by exchanging one hundred eighty (180) original warrants. New warrants would expire March 29, 2016 and have a strike price of $0.50. As a result of the 2014 Share Consolidation, three new warrants entitle the holder to purchase one common share at a price of $1.50. The exchange concluded on July 29, 2014. Approximately, 71% of all outstanding warrants expiring on April 30, 2015 and 48% of all outstanding warrants expiring on March 29, 2016 participated in the exchange.

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On September 3, 2014, the Company changed its name from Adherex Technologies Inc. to Fennec Pharmaceuticals Inc. On that same date, the Company also announced that we had effected the 2014 Share Consolidation.

On December 3, 2014, the Company completed the closing of a non-brokered private placement (the “2014 Financing”) of 732,266 units for gross proceeds of $2.2 million. Each unit was issued at a price of $3.00 per unit and consisted of one of our common shares and one half of a common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one of our common shares during the period ending on the day following the earlier of: (A) the day that is two years from the date of issue or (B) if at any time from the date of issue (i) the common shares trade on the Toronto Stock Exchange (the “TSX”) at a price greater than CAD$5.00 per common share (subject to customary adjustments) for at least twenty-five (25) trading days within any thirty (30) trading day period (the “Triggering Event”) and (ii) the Company elects to deliver a notice to the holder within ten (10) trading days of the Triggering Event, the day that is 30 days after such notice, in either event at a price equal to $3.60 per whole common share.

Lead Product Candidates

The following are our lead product candidates, both of which are in the clinical stage of development:

•	Sodium Thiosulfate (STS) – a water soluble thiol compound that acts as a chemical reducing agent, currently in two Phase III clinical trials for the prevention of cisplatin induced hearing loss, or ototoxicity in children.

•	Eniluracil (EU) - an oral irreversible dihydropyrimidine dehydrogenase (DPD) inhibitor, the enzyme responsible for rapidly breaking down 5-FU, which completed a Phase II clinical trial in metastatic breast cancer in 2013.

We continue to focus efforts on STS, but have halted work Eniluracil due to lack of financing.

Sodium Thiosulfate (STS)

We have licensed from Oregon Health & Science University (“OHSU”) intellectual property rights for the use of STS as a chemoprotectant, and are developing STS as a protectant against the hearing loss often caused by platinum-based anti-cancer agents in children. Preclinical and clinical studies conducted by OHSU and others have indicated that STS can effectively reduce the incidence of hearing loss caused by platinum-based anti-cancer agents. We have received Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

It is estimated that greater than 60% of children who receive platinum based chemotherapy for localized cancers will develop profound and irreversible hearing loss.  The incidence ototoxicity in these children depends upon the age, dose, duration of chemotherapy and radiation used, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement. STS has the potential to prevent chemotherapy-induced hearing loss and may be the first available agent approved for this condition.

Investigators at OHSU have conducted Phase I and Phase II studies which have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at OHSU, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%.

STS has been studied by cooperative groups in two Phase III clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

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SIOPEL 6

In October 2007, we announced that our collaborative partner, the International Childhood Liver Tumour Strategy Group, known as SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology, had launched a randomized Phase III clinical trial ("SIOPEL 6") to investigate whether STS reduces hearing loss in children receiving cisplatin, a platinum-based chemotherapy often used in pediatric oncology.  The study was initiated in October 2007 initially in the United Kingdom and through the end of 2014, 45 sites from 12 countries enrolled 113 evaluable patients. Under the terms of our agreement, SIOPEL will conduct and fund the clinical activity and we will provide drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. SIOPEL 6 completed enrollment of 113 evaluable children with liver (standard risk hepatoblastoma) cancer. Interim efficacy results on response to chemotherapy are evaluated after every 20 patients and reviewed by the Independent Data Monitoring Committee (“IDMC”). The IDMC has been established to assess any potential concern of an adverse effect of STS on the efficacy of the cisplatin chemotherapy and to review safety according to protocol pre-specified patient numbers. In February 2015, the IDMC recommended the continuation of SIOPEL 6 after conducting their final safety review on 100 patients. Previously, the IDMC reached a similar conclusion after reviewing the safety of 20, 40, 60 and 80 patients and their current recommendation on 100 patients to continue the clinical trial represents the last and final safety review. Patient recruitment has now been completed and the efficacy outcome based on audiometric results will be evaluated on an on-going basis as each child reaches the age of 3.5 years.

The primary objectives of SIOPEL 6 are:

•	To assess the efficacy of STS to reduce the hearing impairment caused by cisplatin
•	To carefully monitor any potential impact of STS on response to cisplatin and survival

The primary endpoint of the study is centrally reviewed absolute hearing threshold, at the age of ≥3.5 years, by pure tone audiometry, graded by Brock criteria. The Company expects preliminary results to be presented at international scientific conferences during 2015.

COG ACCL0431

In March 2008, we announced the activation of a Phase III trial with STS to prevent hearing loss in children receiving cisplatin-based chemotherapy in collaboration with the Children’s Oncology Group (“COG ACCL0431”). The goal of this Phase III study is to evaluate in a multi-centered, randomized trial whether STS is an effective and safe means of preventing hearing loss in children receiving cisplatin-based chemotherapy for newly diagnosed germ cell, liver (hepatoblastoma), brain (medulloblastoma), nerve tissue (neuroblastoma) or bone (osteosarcoma) cancers. Eligible children, one to eighteen years of age, who are to receive cisplatin according to their disease-specific regimen and, upon enrollment in this study, will be randomized to receive STS or not. Efficacy of STS will be determined through comparison of hearing sensitivity at follow-up relative to baseline measurements using standard audiometric techniques. The Children’s Oncology Group is responsible for funding the clinical activities for the study and we are responsible for providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. The trial completed enrollment of 131 pediatric patients in the first quarter of 2012. Preliminary efficacy results from the completed COG ACCL0431 study were presented at the 2014 American Society of Clinical Oncology (ASCO) annual meeting in Chicago, Illinois. The data presented at ASCO are described below.

COG ACCL0431 - Preliminary Results

COG Study ACCL0431, “A Randomized Phase III Study of Sodium Thiosulfate for the Prevention of Cisplatin-Induced Ototoxicity in Children,” finished enrollment of 131 of which 126 were eligible patients in Q1 2012. The patients had been previously diagnosed with childhood cancers.

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The primary endpoint was to evaluate the efficacy of STS for prevention of hearing loss in children receiving cisplatin chemotherapy (hypothesis: 50% relative reduction in hearing loss)

Secondary endpoints included:

•	Compare change in mean hearing thresholds
•	Compare incidence of other Grade 3/4 toxicities (renal and hematological)
•	Monitor Event Free Survival (EFS) and Overall Survival (OS) in two groups

126 eligible subjects were enrolled with germ cell tumor (32), osteosarcoma (30), neuroblastoma (26), medulloblastoma (26), hepatoblastoma (7) or other (5).  Of these 104 subjects (64 male and 29 <5 years old) were evaluable for the primary endpoint.

Subjects were randomized either to no treatment (control) or treatment with STS 16 grams/m2 IV over 15 minutes 6 hours after each cisplatin dose. Hearing was measured using standard audiometry for age and data were reviewed centrally using American Speech-Language-Hearing Association criteria.

The proportion of subjects with hearing loss assessed at 4 weeks post the final cisplatin dose (primary endpoint) and EFS/OS (log-rank test, 2-year cumulative estimates and Cox proportional hazards model) were compared between the two groups.

•	The proportion of hearing loss for STS vs. Control was 28.6% (14/49) vs. 56.4% (31/55), respectively (p=0.004).
•	Including all 126 subjects at median post-enrollment follow-up of 2.9 years for censored patients, EFS for STS vs. Control was 61.2% vs. 69.9% (p=0.31); OS was 77.0% vs. 88.9% (p=0.029).

A subset analysis by extent of disease determined post hoc was performed:

•	For subjects with localized disease, EFS for STS (N=40) vs. Control (N=38) was 72.5% vs. 68.3% (p=0.94); HR (hazard ratio) 1.03 (p=0.94); OS was 89.0% vs. 89.5% (p=0.48); HR 1.58 (p=0.48).
•	For those with disseminated (metastatic) disease, EFS for STS (N=21) vs. Control (N=26) was 41.6% vs. 72.5% (p=0.085); HR 2.13 (p=0.092); OS was 55.9% vs. 88.1% (p=0.011); HR 3.97 (p=0.019).

COG ACCL0431 - PRELIMINARY CONCLUSIONS

•	STS protects against cisplatin-induced hearing loss in children, especially for those < 5 years old.
•	In this study, use of STS did not result in lower EFS/OS in patients with localized disease. However, the lower survival among those with disseminated disease raises the concern of a tumor protective effect when STS is administered on this dose and schedule.

Eniluracil

Eniluracil combined with 5-FU was previously being developed by GlaxoSmithKline (“GSK”). Although the therapy was successful in Phase I and Phase II clinical trials, it tended to produce less antitumor activity than the control therapy in two Phase III trials. Development by GSK was subsequently stopped.

We developed a hypothesis that the dose and schedule used in GSK’s Phase III trials may not have been optimal and licensed the compound from GSK in July 2005. We believe that when dosed properly, Eniluracil might enhance and expand the therapeutic spectrum of activity of 5-FU and reduce the occurrence of a disabling side effect known as hand foot syndrome.

At the end of 2012, we completed the enrollment of Protocol AHX-03-202, an open-label, randomized Phase II study comparing the completely oral combination of Eniluracil/5-FU/leucovorin to capecitabine monotherapy in metastatic breast cancer (the “main study”). The study design included a crossover arm that allowed patients who had radiologically documented disease progression on capecitabine monotherapy to crossover and take Eniluracil/5-FU/leucovorin (the “Crossover Arm”).

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Interim results for the main study show the two regimens, Eniluracil/5-FU/leucovorin and capecitabine, to be similar in efficacy and tolerability.

Arm	Evaluated patients	Complete Response (CR) N (%)	Partial Response (PR) N (%)	Stable Disease (SD) N (%)	Clinical Benefit (CR+PR+SD) N (%)	Median Progression Free Survival (PFS) days
Eniluracil/5-FU/Leucovorin	74	1 (1)%	18 (24)%	38 (51)%	57 (77)%	125
Capecitabine	61	0 (0)	18 (30)%	27 (44)%	45 (74)%	126

However, promising results were seen in the Crossover Arm, which present rationale for further development.

Twenty-one evaluated patients entered the Crossover Arm from the capecitabine monotherapy arm to take Eniluracil/5-FU/leucovorin. Twelve experienced rapid disease progression (within 70 days) on capecitabine, or within one scan. Nine of the 10 achieved subsequent benefit from the Eniluracil regimen: 3 patients had partial tumor responses and 6 had stable disease.

Arm	Evaluated patients	Complete Response (CR) N (%)	Partial Response (PR) N (%)	Stable Disease (SD) N (%)	Clinical Benefit(CR+PR+SD) N (%)
Crossover Arm (All Subjects)	21	0 (0)%	3 (14)%	9 (43)%	12 (57)%
Capecitabine refractory	10	0 (0)	3 (30)%	6 (60)%	9 (90)%

Based on feedback received from the FDA during 2013, confirmation of the results from the Crossover Arm of Study AHX-03-202 in metastatic breast cancer will require very large number of patients.  However, it is clear that Eniluracil/5-FU/leucovorin is active and well tolerated in refractory IV 5-FU and capecitabine populations.  Because of known patient preferences for oral regimens and the established safety profile of Eniluracil/5-FU/leucovorin, this regimen may provide an option for the patients and physicians who prefer to continue with oral 5-FU.

Currently, Fennec does not have the financial resources to advance the development of Eniluracil.

Intellectual Property

Patents are important to developing and protecting our competitive position. Our general policy is to seek patent protection in the United States, major European countries, Japan, Canada and other jurisdictions as appropriate for our compounds and methods. U.S. patents, as well as most foreign patents, are generally effective for 20 years from the date the earliest (priority) application was filed; however, U.S. patents that issue on applications filed before June 8, 1995 may be effective until 17 years from the issue date, if that is later than the 20 year date. In some cases, the patent term may be extended to recapture a portion of the term lost during FDA regulatory review or because of U.S. Patent and Trademark Office, or USPTO, delays in prosecuting the application. The duration of foreign patents varies similarly, in accordance with local law.

Currently, we own 23 issued patents world-wide and we have 14 patents pending throughout the world. In regards to STS, we have licensed from Oregon Health and Science University 1 U.S. and 9 foreign patents, with an additional 1 patent pending. In regards to Eniluracil, we have been issued 13 patents and are currently prosecuting 13 additional patents.

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In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained U.S. Orphan Drug Designation for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004.

Our success is significantly dependent on our ability to obtain and maintain patent protection for our product candidates, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions, which often results in apparent inconsistencies regarding the breadth of claims allowed and general uncertainty as to their legal interpretation and enforceability. Further, some of our principal candidates, including STS, are based on previously known compounds, and candidates or products that we develop in the future may include or be based on the same or other compounds owned or produced by other parties, some or all of which may not be subject to effective patent protection. In addition, regimens that we may develop for the administration of pharmaceuticals, such as specifications for the frequency, timing and amount of dosages, may not be patentable. Accordingly, our patent applications may not result in patents being issued and issued patents may not afford effective protection. In addition, products or processes that we develop may turn out to be covered by third party patents, in which case we may require a license under such patents if we intend to continue the development of those products or processes.

Our patent position and proprietary rights are subject to certain risks and uncertainties. Please read the “Risk Factors” beginning on page F-6 of this prospectus for information about certain risks and uncertainties that may affect our patent position and proprietary rights.

We also rely upon unpatented confidential information to remain competitive. We protect such information principally through confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisers. In the case of our employees, these agreements also provide, in compliance with relevant law, that inventions and other intellectual property conceived by such employees during their employment shall be our exclusive property.

Corporate Relationships

License Agreement with Oregon Health & Science University

On February 20, 2013, Fennec entered into a new exclusive license agreement with OHSU for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans (the "New OHSU Agreement"). Under the New OHSU Agreement, OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products which can be reduced to 1.0 percent upon a $150,000 buy down and a 5 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU under the New OHSU Agreement include $100,000 upon our first commercial sale of STS.

On February 20, 2013, Fennec terminated the previous exclusive license agreement with OHSU and Oxiquant, a wholly owned subsidiary of Fennec, dated September 26, 2002 (the "Previous OHSU Agreement"). Pursuant to the Previous OHSU Agreement, OHSU granted Oxiquant an exclusive worldwide license to intellectual property directed to thiol-based compounds including STS and their use in oncology. In consideration, OHSU was issued 13,902 shares of common stock of Oxiquant that were subsequently converted upon the acquisition of Oxiquant into 21,250 shares of Fennec common shares, and warrants to purchase shares of Fennec common shares that subsequently expired in 2007. In addition under the Previous OHSU Agreement, the following milestone payments were included in the agreement: (i) $50,000 upon completion of Phase I clinical trials, (ii) $200,000 upon completion of Phase II clinical trials, (iii) $500,000 upon completion of Phase III clinical trials. Also, Oxiquant was to be liable for an additional milestone payment of $250,000 upon the first commercial sale for any licensed product. Further, the Previous OHSU Agreement required Fennec to pay OHSU a 2.5% royalty on net sales of any licensed products and a 15% royalty on any consideration received from sublicensing of the licensed technology.

The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to us, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that we exclusively licensed from OHSU that expire in Europe, Canada and Australia in 2021 and are currently pending in the United States and Japan. The New OHSU Agreement is terminable by either Fennec or OHSU in the event of a material breach of the agreement by either party after 45 days prior written notice. Fennec has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

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Development and License Agreement with GlaxoSmithKline

On July 14, 2005, we entered into a development and license agreement with GSK (“GSK Agreement”).  The GSK Agreement included the in-license by our Company of GSK’s oncology product, Eniluracil, and an option for GSK to license ADH-1, a compound we are no longer developing.  As part of the transaction, GSK invested $3.0 million in exchange for common shares of the Company.  On October 11, 2006, the GSK option to license ADH-1 expired unexercised.  Under the terms of the GSK Agreement relating to Eniluracil, we received an exclusive license to develop Eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time.

On March 1, 2007, the GSK Agreement was amended and we purchased all of GSK’s remaining buy-back options for a fee of $1.0 million.  As a result of the amendment to the GSK Agreement, we now may be required to pay GSK development and sales milestones and royalties until the last applicable licensed GSK patent expires.  Specifically, if we file a New Drug Application, or NDA, with the Food and Drug Administration, or FDA, we may be required to pay development milestones of $5.0 million to GSK.  Additionally, depending upon whether the NDA is approved by the FDA and whether Eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus royalties in the low-double digit range based on annual net sales. If we pursue other indications, we may also be required to pay up to an additional $15.0 million to GSK for each FDA-approved indication. The GSK Agreement continues until the earliest of the date on which (i) the licensed patents expire or (ii) the GSK Agreement is terminated by either party in the event of an uncured breach by the breaching party after 60 days prior written notice.

Competition

Competition in the biotechnology and pharmaceutical industries is intense. We expect that if any of our product candidates achieve regulatory approval for sale, they will compete on the basis of drug efficacy, safety, patient convenience, reliability, ease of manufacture, price, marketing, distribution, and patent protection, among other variables. Our competitors may develop technologies or drugs that are more effective, safer or more affordable than any we may develop.

There are a number of different approaches to the development of therapeutics for the treatment of cancer that are currently being used and studied. These approaches include: (i) surgery to excise the cancerous tissue; (ii) radiation therapy, which attacks cancerous cells but does not easily distinguish between healthy and diseased cells; (iii) chemotherapy, which works by preventing a cancerous cell from dividing or by killing cells that quickly divide; (iv) immunotherapy, which stimulates the body’s immune system to respond to the disease; and (v) hormone therapy, which may slow the growth of cancer cells or even kill them.

We are aware of a number of companies engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Amgen, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, Eisai, Merck KGaA, Novartis, Johnson & Johnson, Pfizer, Roche, Taiho and Sanofi-Aventis. Some of these companies have products that have already received, or are in the process of receiving, regulatory approval or are in later stages of clinical development than our products. Many of them have much greater financial resources than we do. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be viewed as competitors.

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We are not aware of any commercially available agents that reduce the incidence of hearing loss associated with the use of platinum-based anti-cancer agents, for which purpose we are developing STS. There are several potential competitive agents with activity in preclinical or limited clinical settings. These include: D-methionine, an amino acid that has been shown to protect against hearing loss in experimental settings but was demonstrated to be inferior to STS in comparative studies; SPI-3005, an oral agent primarily being developed by Sound Pharmaceuticals for noise and age-related hearing loss but in early Phase II trials for chemotherapy related hearing loss, which mimics glutathione peroxidase and induces the intracellular induction of glutathione; N-acetylcysteine and amifostine, which have shown effectiveness (but less than STS) in experimental systems; and Vitamin E, salicylate and tiopronin, which have all demonstrated moderate activity in rat models to protect against cisplatin-induced ototoxicity, but no clinical trials have been performed. Cochlear implants, which are small electronic devices that are surgically placed in the inner ear to assist with certain types of deafness, are utilized to offer some relief but are often suboptimal.

There are several potential therapies that may be competitive to Eniluracil, including Capecitabine (Xeloda®) which is an oral pro-drug of 5-FU marketed by Roche that is converted to 5-FU following absorption from the gastrointestinal tract. Capecitabine is approved by the FDA and many other regulatory agencies worldwide for use in breast and colorectal cancer, but Eniluracil/5-FU has a potential competitive advantage in having minimal hand foot syndrome compared to the up to 60% incidence with Xeloda®. Hand foot syndrome is a major complication of the use of Xeloda® and there is currently no adequate treatment, with most physicians resorting to reducing the starting dosage of Xeloda®.

5-FU is normally rapidly metabolized and broken down by the enzyme DPD. Eniluracil is an irreversible inhibitor of DPD and its use with 5-FU leads to prolonged and elevated levels of 5-FU. Uracil is a competitive inhibitor of DPD. Although not FDA approved as a therapeutic agent, uracil has been used with 5-FU and tegafur, a reversible DPD inhibitor (5-chloro-2, 4-dihydrozypyidine, or CDHP) for the treatment of certain cancers. UFT is an orally active combination of uracil and tegafur that is available in some international markets through Merck KGaA.

S-1, which is marketed by Taiho in Japan for gastric cancer, colorectal cancer, head and neck cancer, non-small cell lung cancer, and inoperable or recurrent breast cancer, is an orally active combination of tegafur and oxonic acid, an inhibitor of phosphoribosyl pyrophosphate transferase, an enzyme that reduces the incorporation of 5-FU into RNA. Both S-1 and UFT have been shown to have very low levels of hand foot syndrome, but because they are reversible inhibitors of DPD, these products would not be expected to be as successful at targeting new product indications where DPD levels are intrinsically high, such as hepatocellular cancer, compared to an irreversible DPD inhibitor like Eniluracil.

Many chemotherapeutic agents are currently available and numerous others are being developed. Any chemotherapeutic products that we develop may not be able to compete effectively with existing or future chemotherapeutic agents. Our competitors might obtain regulatory approval for their drug candidates sooner than we do, or their drugs may prove to be more effective than ours. However, cancer as a disease is not currently controlled by any one anti-cancer agent, and there is typically a need for several agents at any one time and over time.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. In addition, many of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. We may rely on third parties to commercialize the products we develop, and our success will depend in large part on the efforts and competitive merit of these collaborative partners. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

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Government Regulation

The production and manufacture of our product candidates and our research and development activities are subject to significant regulation for safety, efficacy and quality by various governmental authorities around the world. Before new pharmaceutical products may be sold in the U.S. and other countries, clinical trials of the products must be conducted and the results submitted to appropriate regulatory agencies for approval. Clinical trial programs must establish efficacy, determine an appropriate dose and regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. In the U.S., the results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a Biologics License Application or a New Drug Application. In response to these submissions, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. Similar submissions are required by authorities in other jurisdictions who independently assess the product and may reach the same or different conclusions.

The receipt of regulatory approval often takes a number of years, involves the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. On occasion, regulatory authorities may require larger or additional studies, leading to unanticipated delay or expense. Even after initial approval from the FDA or other regulatory agencies has been obtained, further clinical trials may be required to provide additional data on safety and effectiveness. Additional trials are required to gain clearance for the use of a product as a treatment for indications other than those initially approved. Furthermore, the FDA and other regulatory agencies require companies to disclose clinical trial results. Failure to disclose such results within applicable time periods could result in penalties, including civil monetary penalties.

In Canada, these activities are subject to regulation by Health Canada’s Therapeutic Products Directorate, or TPD, and the rules and regulations promulgated under the Food and Drug Act. In the United States, drugs and biological products are subject to regulation by the FDA. The FDA requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products and governmental review and approval of results prior to marketing therapeutic products. Additionally, the FDA requires adherence to “Good Laboratory Practices” as well as “Good Clinical Practices” during clinical testing and “Good Manufacturing Practices” and adherence to labeling and supply controls. The systems of new drug approvals in Canada and the United States are substantially similar, and are generally considered to be among the most rigorous in the world.

Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:

•	Preclinical Studies: Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes 18 to 24 months to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug, application to the FDA, a Clinical Trial Application to the TPD, or similar submission to other foreign regulatory bodies. This is necessary in Canada, the United States and most other countries prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.

•	Phase I Clinical Trials: Most Phase I clinical trials take approximately one year to complete and are usually conducted on a small number of healthy human subjects to evaluate the drug’s safety, tolerability and pharmacokinetics. In some cases, such as cancer indications, Phase I clinical trials are conducted in patients rather than healthy volunteers.

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•	Phase II Clinical Trials: Phase II clinical trials typically take one to two years to complete and are generally carried out on a relatively small number of patients, generally between 15 and 50, in a specific setting of targeted disease or medical condition, in order to provide an estimate of the drug’s effectiveness in that specific setting. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a somewhat larger group of patients. Phase II testing frequently relates to a specific disease, such as breast or lung cancer. Some contemporary methods of developing drugs, particularly molecularly targeted therapies, do not require broad testing in specific diseases, and instead permit testing in subsets of patients expressing the particular marker. In some cases, such as cancer indications, the company sponsoring the new drug may submit a marketing application to seek accelerated approval of the drug based on evidence of the drug’s effect on a “surrogate endpoint” from Phase II clinical trials. A surrogate endpoint is a laboratory finding or physical sign that may not be a direct measurement of how a patient feels, functions or survives, but is still considered likely to predict therapeutic benefit for the patient. If accelerated approval is received, the company sponsoring the new drug must continue testing to demonstrate that the drug indeed provides therapeutic benefit to the patient.

•	Phase III Clinical Trials: Phase III clinical trials typically take two to four years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease. These studies involve conducting controlled testing and/or uncontrolled testing in an expanded patient population, numbering several hundred to several thousand patients, at separate test sites, known as multi-center trials, to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labeling. Phase III trials are generally the most time consuming and expensive part of a clinical trial program. In some instances, governmental authorities, such as the FDA, will allow a single Phase III clinical trial to serve as a pivotal efficacy trial to support a Marketing Application.

•	Marketing Application: Upon completion of Phase III clinical trials, the pharmaceutical company sponsoring the new drug assembles all the chemistry, preclinical and clinical data and submits it to the TPD or the FDA as part of a New Drug Submission in Canada or a New Drug Application, in the United States. The marketing application is then reviewed by the applicable regulatory body for approval to market the product. The review process generally takes twelve to eighteen months.

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all. The typical time periods described above may vary substantially and may be materially longer. In addition, the FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested. It is possible the FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an Investigational New Drug, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials.

While European, U.S. and Canadian regulatory systems require that medical products be safe, effective, and manufactured according to high quality standards, the drug approval process in Europe differs from that in the United States and Canada and may require us to perform additional preclinical or clinical testing regardless of whether FDA or TPD approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA or TPD approval. European Union Regulations and Directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics. For medicinal products, marketing approval may be sought using either the centralized procedure of the European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized, mutual recognition process. The centralized procedure, which is mandatory for some biotechnology derived products, results in an approval recommendation from the EMEA to all member states, while the European Union mutual recognition process involves country by country approval.

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Good Clinical Practices

The FDA and other regulatory agencies promulgate regulations and standards, commonly referred to as current Good Clinical Practices for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. The FDA and other regulatory agencies enforce Good Clinical Practices through periodic inspections of trial sponsors, principal investigators and trial sites. If our study sites fail to comply with applicable Good Clinical Practices, the clinical data generated in our clinical trials may be deemed unreliable and relevant regulatory agencies may require us to perform additional clinical trials before approving our marketing applications.

Good Manufacturing Practices

The FDA and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacture of pharmaceutical and biological products prior to approving a product. If, after receiving approval from regulatory agencies, a company makes a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. All facilities and manufacturing techniques that may be used for the manufacture of our products must comply with applicable regulations governing the production of pharmaceutical products known as "Good Manufacturing Practices."

Orphan Drug Act

Under the U.S. Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product. Legislation similar to the U.S. Orphan Drug Act has been enacted in other countries, including within the European Union.

Pediatric Marketing Use Authorization (“PUMA”)

The PUMA approval is granted by the European Medicines Agency and is intended exclusively for pediatric (patients under 18 years of age) use. PUMA approval is valid in all countries within the European Economic Area. The PUMA process was established to make it more efficient for pharmaceutical companies to market drugs for children. New data for PUMA drugs are protected for 10 years and the applications are, in part, exempt from fees.

Other Laws

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

Research and Development

Our research and development efforts have been focused on the development of Eniluracil and STS. We continue to focus efforts on STS, but have halted work Eniluracil due to lack of financing.

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We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development.  Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities.  Research and development issues are reviewed internally by our executive management and supporting scientific staff. Research and development expenses totaled $0.4 million and $0.6 million for the fiscal years ended December 31, 2014 and 2013, respectively.

Our product candidates are in various stages of development and still require significant, time-consuming and costly research and development, testing and regulatory clearances.  In developing our product candidates, we are subject to risks of failure that are inherent in the development of products based on innovative technologies.  For example, it is possible that any or all of these products will be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances. There is a risk that our product candidates will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our product candidates or that others will market a superior or equivalent product.  As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of these product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

Employees

At December 31, 2014, we had one employee (our Chief Executive Officer). This employee is employed on a full-time basis and there are no part-time employees. The company uses independent contractors to perform the daily operations of the company.

DESCRIPTION OF PROPERTY

We lease approximately 350 square feet of office space in Research Triangle Park, North Carolina. The current monthly lease payments are approximately $850 and the lease is terminable with 30 days’ notice.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

	OTC Market: OTCQB (in U.S. dollars)			Toronto Stock Exchange (in Canadian dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2015:
Quarter ended 03/31/2015	$3.55	$2.51	4,598	$2.86	$2.00	4,452
Fiscal 2014:
Quarter ended 12/31/14	$3.13	$2.10	4,878	$3.65	$2.17	6,815
Quarter ended 09/30/14	3.57	2.11	6,283	3.75	2.25	8,489
Quarter ended 06/30/14	5.34	1.98	20,114	6.60	2.25	38,071
Quarter ended 03/31/14	$2.58	$1.02	11,061	$2.88	$1.08	7,390
Fiscal 2013:
Quarter ended 12/31/13	$1.20	$0.69	10,302	$1.44	$0.72	7,848
Quarter ended 09/30/13	1.38	0.69	4,094	1.50	0.72	3,771
Quarter ended 06/30/13	3.18	0.90	6,188	3.27	0.96	12,738
Quarter ended 03/31/13	$2.76	$1.44	2,980	$2.76	$0.96	3,231

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Market Information

Our common shares are quoted on the OTCQB Market under the trading symbol “FENCF” and is traded on the TSX under the trading symbol “FRX”. The above table sets forth the quarterly high and low market closing prices, and average daily trading volume on the OTCQB and the TSX, for the two most recent full fiscal years.

As of May 5, 2015, the last reported sale on the TSX was CAD$2.84 per share and the last reported sale on the OTCQB was $2.22 per share.

Record Holders

As of May 5, 2015, there were approximately 175 shareholders of record of our common shares, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC, and one of which was The Canadian Depository for Securities Limited, or CDS.  All of our common shares held by brokerage firms, banks and other financial institutions in the U.S. or Canada as nominees for beneficial owners are considered to be held of record by Cede & Co. in respect of brokerage firms, banks and other financial institutions located in Canada.  Cede & Co. and CDS are each considered to be one shareholder of record.

Dividend Policy

We have never declared or paid cash dividends on our common shares.  We currently expect to retain future earnings, if any, for use in the operation and expansion of business and do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The discussion below contains forward-looking statements regarding our financial condition and our results of operations that are based upon our annual consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles within the United States, or U.S. GAAP, and applicable U.S. Securities and Exchange Commission, or SEC, regulations for financial information. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable. See “Risk Factors” beginning on page F-6 of this prospectus and “Cautionary Statement Regarding Forward Looking Statements” on page F-24 of this prospectus.

Overview

In December 2008 we received notice from the American Stock Exchange that we were not in compliance with Section 1003(a)(ii) of its Company Guide, because our stockholders’ equity was below $6 million and we incurred losses from continued operation and net losses in the five most recent fiscal years. On January 29, 2009, we voluntarily filed to delist our common shares from the American Stock Exchange and effective January 29, 2009 our common shares were no longer traded on the American Stock Exchange. As a result, any trading of our common shares in the U.S. must now be conducted in the over-the-counter markets. Our common shares continues to trade on the Toronto Stock Exchange (“TSX”). The TSX also has continuing listing standards, including minimum market capitalization and other requirements, that we might not meet in the future, particularly if the price of our common shares does not increase or we are unable to raise capital to continue our operations. On September 18, 2012, the TSX issued an official delisting review of our common shares. On January 7, 2013, the TSX announced that it had completed its review of the common shares of the Company and had determined that the Company meets TSX's continuing listing requirements.

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Patient enrollment for STS has completed in both COG ACCL0431 and SIOPEL 6, which are both Phase III trials of STS. The preliminary results of COG ACCL0431 were presented in the second quarter of 2014 and preliminary safety and efficacy results on SIOPEL 6 are expected to be presented in the second quarter of 2015. Further, in February 2015, the IDMC of SIOPEL 6 recommended that the study continue as planned after reviewing the safety of 100 patients enrolled in SIOPEL 6. Previously, the IDMC reached a similar conclusion after reviewing the safety of 20, 40, 60 and 80 patients and their current recommendation on 100 patients to continue the clinical trial represents the last and final safety review.  Each of these trials is managed by SIOPEL and the Children’s Oncology Group, respectively, and each group is responsible for the costs of the trial. We continue to hold STS patents and our responsibility in the testing and trials is limited to providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. SIOPEL 6 completed enrollment of 113 evaluable pediatric patients with liver (hepatoblastoma) cancer at participating SIOPEL centers worldwide in January 2015. COG ACCL0431 completed enrollment of 135 patients during the first quarter of 2012.

Eniluracil was previously under development by GSK. GSK advanced Eniluracil into a comprehensive Phase III clinical development program that did not produce positive results and GSK terminated further development. We developed a hypothesis as to why the GSK Phase III trials were not successful and licensed the compound from GSK in July 2005. We believe that Eniluracil might enhance and expand the therapeutic spectrum of activity of 5-FU, reduce the occurrence of a disabling side effect known as hand foot syndrome and allow 5-FU to be given orally. Fennec completed the enrollment of a Phase II trial comparing Eniluracil/5-FU/leucovorin vs. capecitabine in metastatic breast cancer patients at the end of 2012 after having enrolled 153 patients. After the completion of enrollment and with preliminary results of the trial, Fennec had an End-of-Phase II meeting with the FDA on May 22, 2013 to discuss the potential further development of Eniluracil. During the meeting, Fennec reviewed the opportunity that Eniluracil offers to Metastatic Breast Cancer (MBC) patients who had rapid disease progression on capecitabine.  Fennec proposed a small pivotal single arm clinical study addressing the special ability of Eniluracil/5-FU/leucovorin to meet the medical needs of these patients. However, the FDA strongly recommended that Fennec consider other larger clinical trial design alternatives for the future development of Eniluracil in MBC. We believe that it would be in the best interests of our shareholders and the cancer community to focus on seeking a partnership for Eniluracil, which may include the Company evaluating viable indications for Eniluracil other than MBC.  Data from the Phase II trial was published in a scientific journal.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We generated a net loss of approximately $2.2 million for the twelve months ended December 31, 2014 (there was a non-cash gain on the change in derivative liability of $0.4 million and a gain on derivative settlement of $0.3 million), and net income of $1.8 million for the twelve months ended December 31, 2013 (as a result of a non-cash gain on derivatives of $3.8 million). As of December 31, 2014, our accumulated deficit was approximately $110.9 million.

As a result of our limited financial resources we have postponed or terminated many of our previously planned or ongoing clinical development programs, including our Eniluracil program. We continue to pursue various strategic alternatives, including collaborations with other pharmaceutical and biotechnology companies. As a result, there is uncertainty of our ability to continue as a going concern. Our projections of our capital requirements are subject to substantial uncertainty. More capital than we anticipated may be required thereafter. To finance our continuing operations we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio or from other sources. Given current economic conditions, we might not be able to raise the necessary capital or such funding may not be available on financially acceptable terms if at all. If we cannot obtain adequate funding in the future, we might be required to further delay, scale back or eliminate certain research and development studies, consider business combinations or even shut down some, or all, of our operations.

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Our operating expenses will depend on many factors, including the progress of our drug development efforts and the implementation of further cost reduction measures. Our research and development expenses, which include expenses associated with our clinical trials, drug manufacturing to support clinical programs, salaries for research and development personnel, stock-based compensation, consulting fees, sponsored research costs, toxicology studies, license fees, milestone payments, and other fees and costs related to the development of product candidates, will depend on the availability of financial resources, the results of our clinical trials and any directives from regulatory agencies, which are difficult to predict. Our general and administration expenses include expenses associated with the compensation of employees, stock-based compensation, professional fees, consulting fees, insurance and other administrative matters associated in support of our drug development programs.

On December 3, 2014, we completed a $2.2 million equity financing for general working capital. Further development of STS or Eniluracil will require additional capital.

Results of Operations

Fiscal 2014 versus Fiscal 2013

In thousands of U.S. Dollars	Fiscal 2014%		Fiscal 2013%		Increase (Decrease)

Revenue	$-		$-		$-
Operating expenses:
Research and development	357	12%	597	31%	(240)
General and administration	2,520	88%	1,334	69%	1,186
Total operating expense	2,877	100%	1,931	100%	946

Other income (loss)	704		3,777		(3,073)
Interest income	(3)		(1)		(2)

Net income (loss)	$(2,176)		$1,845		$(4,021)

•	Research and development expenses were lower in fiscal 2014, as compared to fiscal 2013 primarily due to a reduction in the costs associated with the Phase III study of STS as compared to the Eniluracil Phase II trial. In fiscal 2013, the Company ceased actively developing Eniluracil.
•	Increases in general and administrative expenses resulted primarily from the non-cash effects of issuing stock-based compensation and select corporate administrative expenses tied to the 2014 warrant exchange, reverse stock split and name change.
•	Other income decreased $3.1 million as a result of change in the fair value of derivatives and an extinguishment of derivative liability associated with a warrant exchange concluded in July of 2014.
•	Interest income increased in fiscal 2014, as compared to 2014 due to a higher average cash balance for the comparable periods.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through December 31, 2014, as prepared under U.S. GAAP (dollars in thousands, except per share information). Share information has been restated to reflect the share consolidations in 2012 and 2014:

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Period	Net (Loss)/Income for the Period	Basic Net (Loss)/Income per Common Share
March 31, 2013	$(4,108)	$(0.48)
June 30, 2013	$6,607	$0.78
September 30, 2013	$(1,766)	$(0.21)
December 31, 2013	$1,112	$0.12
March 31, 2014	$(3,194)	$(0.33)
June 30, 2014	$(750)	$(0.08)
September 30, 2014	$380	$0.03
December 31, 2014	$1,388	$0.14

	Three Months Ended
	December 31,	December 31,
Dollars in thousands	2014	2013
Selected Statement of Operations Data:
Revenue	$-	$-

Operating expenses
Research and development	165	90
General and administrative	625	326
Loss from operations	(790)	(416)
Unrealized gain/(loss)	2,179	1,524
Interest income and other	(1)	4
Net income/(loss) and comprehensive income/(loss)	$1,388	$1,112

The Company reported a net loss from operations of $0.8 million (which excludes a $2.2 million non-cash gain on derivatives) for the fourth quarter ended December 31, 2014, compared to a net loss from operations of $0.4 million (excluding the non-cash gain of $1.5 million) in the same period in 2013. The increase in the net loss from operations excluding the non-cash impact of derivatives is primarily due to an increase in general and administrative non-cash expenses associated with equity based compensation.

	December 31,	December 31,
Dollars in thousands	2014	2013
Selected Asset and Liability Data:
Cash and cash equivalents	$2,307	$1,663
Other current assets	65	89
Capital assets	-	-
Current liabilities excluding derivative warrant liability	440	344
Derivative warrant liability	1,319	2,863
Long term liabilities	-	-
Working capital [current assets – current liabilities excluding derivative liability]	1,932	1,408

Selected Equity:
Common stock	$68,656	$66,790
Accumulated deficit	(110,874)	(108,698)
Stockholders’ equity/(deficit)	613	(1,455)

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Research and development expenses totaled $0.2 million for the fourth quarter ended December 31, 2014, as compared to a $0.1 million in the same period in 2013. General and administrative expenses were $0.7 million in the fourth quarter ended December 31, 2014, as compared to $0.3 million in the same period in 2013. The increase is attributable to the non-cash impact of equity based compensation.

Liquidity and Capital Resources

•	The increase in cash and cash equivalents between December 31, 2014 and December 31, 2013 is due to $2.2 million of cash proceeds from our December 2014 private placement, offset by clinical trial expenses related to our Phase III study of STS and our general and administrative expenses. The Company also received approximately $0.16 million in cash from the exercise of warrants and options to purchase an aggregate of approximately of 142,000 of our common shares.
•	The decrease in other current assets between December 31, 2013 and December 31, 2014 is a result of a reduction in prepaid insurance expenses.
•	Our liabilities decreased $1.5 million between December 31, 2013 and December 31, 2014. The decrease was primarily a result of the valuation of the derivative liability. Derivative liabilities decreased as a result of the mid-year warrant exchange and the change in share price at the two valuation dates.
•	Current liabilities excluding derivative warrant liability increased between December 31, 2014 and December 31, 2013. The increase was due to primarily to the research and development costs associated with STS at December 31, 2014.
•	At December 31, 2014, our working capital increased by approximately $0.5 million from December 31, 2013 due to proceeds from the 2014 private placement net of operating expenses for the year.

	12 Months Ended December 31,	12 Months Ended December 31,
Dollars and shares in thousands	2014	2013
Selected Cash Flow Data:
Net cash used in operating activities	$(1,699)	$(2,210)
Net cash provided from financing activities	2,343	1,570
Net cash provided from investing activities	-	-
Number of shares of common shares outstanding	10,593	9,719

The net cash flow used in operating activities for the year ended December 31, 2014 was approximately $1.7 million as compared to $2.2 million in 2013. This decrease is due to a decrease in our overall research and development activity associated with the STS Phase III trials during the fiscal year ended December 31, 2014 and the Company’s decision in 2013 to not pursue further development of Eniluracil.

On September 5, 2013, we announced that we intended to primarily focus our remaining financial resources on the development of STS.

We continue to pursue various strategic alternatives including collaborations with other pharmaceutical and biotechnology companies. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: our ability to obtain additional financial resources; our ability to enter into collaborations that provide us with up-front payments, milestones or other payments; results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; unfavorable toxicology in our clinical programs, our drug substance requirements to support clinical programs; change in the focus, direction, or costs of our research and development programs; headcount expense; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process; and commercialization activities, if any.

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We had cash and cash equivalents of approximately $2.3 million as of December 31, 2014.

Financial Instruments

We invest excess cash and cash equivalents in high credit quality investments held by financial institutions in accordance with our investment policy designed to protect the principal investment. At December 31, 2014, we had approximately $0.1 million in our cash accounts and $2.2 million in our money market accounts. We have not experienced any loss or write down of our money market investments for the year ended December 31, 2014 or for any other year since the inception of the Company.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources. The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments. As our main purpose is research and development, we have chosen to avoid investments of a trading or speculative nature.

We classify investments with original maturities at the date of purchase greater than three months which mature at or less than twelve months as current. We carry investments at their fair value with unrealized gains and losses included in other comprehensive income (loss); however we have not held any instruments that were classified as short term investments during the periods presented in this prospectus.

Off-Balance Sheet Arrangements

Since our inception, we have not had any material off-balance sheet arrangements.

Contractual Obligations and Commitments

None.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2014 consolidated financial statements.

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Stock-based Compensation

The calculation of the fair values of our stock-based compensation plans requires estimates that require management‘s judgments.  Under ASC 718, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividends and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience. In valuing options granted in the year ended December 31, 2014 and fiscal year ended December 31, 2013 we used the following weighted average assumptions:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Expected dividend	0%	0%
Risk-free interest rate	1.97-2.28%	1.10-1.72%
Expected volatility	136-140%	144-175%
Expected life	7 years	7 years

Common stock and warrants

Common shares are recorded as the net proceeds received on issuance after deducting all share issuance costs and the value of investor warrants. Warrants are recorded at fair value and are deducted from the proceeds of common shares and recorded on the consolidated statements of stockholders’ equity as additional paid-in capital.

Derivative Instruments

The Company applies ASC Topic 815-40, "Derivatives and Hedging" (ASC 815-40). One of the conclusions reached under ASC 815-40 was that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The conclusion reached under ASC 815-40 clarified the accounting treatment for these and certain other financial instruments. ASC 815-40 specifies that a contract will not be treated as a derivative if it meets the following conditions: (a) indexed to the Company's own stock; and (b) classified in stockholders' equity in the Company's statement of financial position. The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability. All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in stockholders' equity.

The Company's derivative instruments include warrants to purchase 2,128 shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Warrants to purchase 1,307 shares at CAD$4.32 per whole share that expire on April 30, 2015; and
•	Warrants to purchase 821 shares exercisable at CAD$4.32 per whole share that expire on March 29, 2016.

These warrants have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

As of December 31, 2014, the fair value of the warrants expiring April 30, 2015 and March 29, 2016 was determined to be $411 and $789, respectively (compared to a fair value of $2,015 and $794, respectively, as of December 31, 2013). For the twelve months ended December 31, 2014, there was a gain on the warrants expiring April 30, 2015 of $736, and a loss on the warrants expiring March 29, 2016 of $316 (compared to the twelve months ended December 31, 2013, during which period there was a gain on the warrants expiring April 30, 2015 of $2,683 and a gain on the warrants expiring March 29, 2016 of $1,052). There is no cash flow impact for these derivatives until the warrants are exercised. If these warrants are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

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On May 28, 2014, by majority vote the shareholders approved a warrant exchange, offering holders of warrants originally issued by the Company on or about April 30, 2010 and March 29, 2011 the opportunity to exchange 540 warrants for one new warrant to purchase one share of our common shares at a lower exercise price. Each 540 warrants eligible to participate in the exchange entitled the holder thereof to purchase one share of the Company’s common shares at an exercise price of CAD$4.32. The new warrants issued in the exchange entitle the holder thereof to purchase one share of the Company’s common shares at an exercise price of $1.50. Other than described above, the new warrants have the same terms (including the same expiration date) as the warrants that were exchanged.

The warrant exchange concluded July 29, 2014 resulted in a gain on settlement of the warrants expiring April 30, 2015 and March 29, 2016 of $211 and $138, respectively, for the fiscal year ending December 31, 2014. The July 29, 2014 conclusion of the warrant exchange increased additional paid in capital for the warrants expiring April 30, 2015 and March 29, 2016 by $657 and $183, respectively. There was no corresponding change to additional paid in capital for the fiscal year ending December 31, 2013 for warrants expiring April 30, 2015 and March 29, 2016.

The value of the derivative warrant liability presented on the balance sheet has typically been influenced by changes in the underlying share price of the Company. During the twelve months ended December 31, 2014 the change in the derivative valuation was comprised of three factors:

•	A warrant exchange which concluded on July 29, 2014,
•	Forfeiture of contractor options denominated in Canadian dollars and;
•	A change in derivative liability due to share price movement.

The following table presents the overall change in derivative liability for the twelve months ended December 31, 2014 and December 31, 2013 (presented in thousands):

	Twelve months ended	Twelve months ended
Gain/(Loss) on Derivative Instruments	December 31, 2014	December 31, 2013
Warrants expiring April 30, 2015(1) (share Price effect)	736	2,683
Warrants expiring April 30, 2015(2) (derivative settlement)	211	-
Warrants expiring March 29, 2016(1) (share price effect)	(316)	1,052
Warrants expiring March 29, 2016(2) (derivative settlement)	138	-
Options to contractors(1) (share price effect)	(95)	42
Options to contractors(3) (forfeiture)	30	-
Gain/(loss) on Derivative Instruments	704	3,777

(1)	Change in derivative liability resulting from the fluctuation in the price of Fennec’s shares used to value the derivative instrument.

(2)	As a result of the warrant exchange concluded on July 29, 2014, holders of warrants expiring April 30, 2015 and March 29, 2016 (the “Existing (or Eligible) Warrants”) could elect to exchange their Eligible Warrants for “New Warrants”. New Warrants were denominated in the Company’s functional currency and thus, no longer considered derivative instruments under ASCA 815-40. Eligible Warrants participating in the exchange were valued on July 29, 2014 using the Black-Scholes Model and the resulting gain from the extinguishment of derivative liability was realized.

(3)	Options have a three year term from the date the contractual relationship is severed and unless approved by the Board of Directors, never greater than the original seven year term established from the date of issuance. Options which remain unexercised once the contractual relationship is severed after the lesser of three years from the date of severance or the seven years from date of original grant, are considered to be forfeited.

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Outstanding Share Information

Our outstanding share data at December 31, 2014 follows (in thousands):

December 31,
2014
Common Shares	10,593
Warrants	4,201
Stock options	2,410
Total	17,204

Newly Adopted and Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," an amendment to FASB Accounting Standards Codification, or "ASC" Topic 740, Income Taxes, or "FASB ASC Topic 740." This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. This accounting guidance did not have a material impact on our consolidated financial statements or financial statement disclosures.

In June 2014, the FASB issued “Development Stage Entities – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation” (“ASU 2014-10”). ASU 2014-10 eliminates the concept of a development stage entity, thereby eliminating the financial reporting distinction between development stage entities and other reporting entities. As a result of the elimination, certain financial reporting disclosures have been eliminated as well, including the presentation of inception-to-date information and the labeling of financial statements as those of a development stage entity. ASU 2014-10 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this standard is permitted, and we adopted for the annual financial statements of the fiscal year ending December 31, 2014. Subsequent to the adoption of ASU 2014-10, the Company will no longer present cumulative-to-date information in our statements of operations, cash flows, and stockholders’ equity.

In May 2014, the FASB issued ASU 2014-9 “Revenue from Contracts with Customers (Topic 606).” This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company will adopt this standard in fiscal year 2017. The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company’s financial position, cash flows, or results of operations.

In August 2014, the FASB issued ASU 2014-15 requiring an entity’s management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company’s financial statement disclosures.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS AND EXECUTIVE OFFICERS

 The following table sets forth the name of each of our executive officers and directors, such person’s principal occupation or employment, all other positions with the Company and any significant affiliate thereof now held by such person, if any, the year in which such person became a director of the Company and such person’s age.

The Corporation has an Audit Committee, a Compensation Committee, and a Governance Committee. The current members of such committees are noted below:

Name and Province/State and Country of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Age

Krysia Lynes North Carolina, USA Interim Chief Financial Officer	Co-Founder and Partner, GL Financial Consultants, LLC; previously General Manager Pneu-Hyd Industries; previously Controller Moncure Plywood	N/A	45

Chris A. Rallis (1)(2) North Carolina, USA Director	Executive in-residence at Pappas Ventures; previously, CEO of ImmunoBiosciences	August 2011	61

Rostislav Raykov New Jersey, USA Chairman of Board, Chief Executive Officer, Director	CEO of Fennec Pharmaceuticals Inc.; Co-Founder and Manager, DCML LLC; previously Portfolio Manager Alchem Partners; previously Portfolio Manager John Levin & Company	July 2009	39

Steven D. Skolsky (1)(2)(3) North Carolina, USA Director	Senior Vice President, Global Head-Clinical Site Management at Quintiles; previously CEO of Sequoia Pharmaceuticals; previously CEO of Trimeris, Inc.	August 2011	59

Adrian J. Haigh (1)(3) Baar, Switzerland Director	Senior Vice President and General Manager at PTC Therapeutics; previously Chief Operating Officer, Gentium GmbH; previously Regional VP Commercial Operations, Biogen Idec	April 2014	55

Khalid Islam (2)(3) Zug, Switzerland Director	Chairman and CEO at Gentium S.p.A.; previously President and CEO at Arpida AG; Advisor to Kurma Biofund and Co-founder of Sirius Healthcare PartnersGmbH (Zurich)	April 2014	59

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance Committee

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Krysia Lynes

Ms. Lynes came to Fennec as an independent contractor in January 2010 in the capacity of Accounting Manager. She was appointed to interim Chief Financial Officer in 2013. Ms. Lynes is a partner of GL Financial Consultants, a management consulting firm. She has over 15 years of experience in accounting and cost management. Ms. Lynes received a MBA from McMaster University and a BASc in Chemical Engineering from the University of Toronto. She holds a Master Certificate in Six Sigma Black Belt and Lean Six Sigma from Villanova University and C.P.A. designation from the Chartered Professional Accountants of Canada. As a result of these and her professional experiences, she brings a great knowledge of management, cost control and process improvement to strengthen the Board’s collective qualifications, skills and experience.

Chris A. Rallis

Mr. Chris A. Rallis has served as a director of Fennec since August 2011. Mr. Rallis has been an executive-in-residence at Pappas Ventures, a life science venture capital firm since January 2008. Previously, Mr. Rallis was the President and Chief Executive Officer of ImmunoBiosciences, Inc. (“IBI”), a vaccine technology company formerly located in Raleigh, North Carolina from April 2006 through June 2007. Prior to joining IBI, Mr. Rallis served as an executive in residence (part time) for Pappas Ventures, and as a consultant for Duke University and Panacos Pharmaceuticals, Inc. Mr. Rallis is the former President and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences in January 2003 for approximately $465 million. Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel. While at Triangle, Mr. Rallis participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities which included a worldwide alliance with Abbott Laboratories and the in-licensing of ten compounds. Before joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development. Mr. Rallis also serves on the boards of Aeolus Pharmaceuticals, a biopharmaceutical company located in Mission Viejo, California and Tenax Therapeutics, Inc., a biopharmaceutical company located in Morrisville, North Carolina. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University. As a result of these and other professional experiences, Mr. Rallis possesses particular healthcare industry knowledge and experience which strengthens the Board’s collective qualifications, skills, and experience.

Rostislav Raykov

Mr. Raykov has served as a director of Fennec since July 2009 and as Chief Executive Officer since July 2009. Since May 2007, Mr. Raykov has also been a General Partner at DCML, a private investment partnership. Prior to DCML, from January 2006 to December 2007, Mr. Raykov was a portfolio manager for Alchem Investment Partners and John Levin & Co Prior to founding Alchem, Mr. Raykov was a portfolio manager and securities analyst for John A. Levin & Co. Event Driven Fund (2002-2005). Prior to joining John A. Levin & Co., Mr. Raykov was a securities analyst for the Merger Fund at Tiedemann Investment Group (1999-2002) and an investment banking analyst at Bear Stearns (1998-1999). Mr. Raykov earned a B.S. in Business Administration from the University of North Carolina at Chapel Hill. As a result of these and other professional experiences, Mr. Raykov has financial expertise and experience with the Company as it has developed within the drug development industry and, as such, is able to provide the Company with unique insight and guidance.

Steven D. Skolsky

Mr. Steven Skolsky is senior vice president and global head of Site Management at Quintiles.  In this role, Mr. Skolsky leads a group of more than 5,000 employees globally who are at the core of the company’s Clinical Development organization - monitoring clinical conduct at research sites as well as collecting and managing data from patients in clinical trials around the world.  Site Management is responsible for deepening and enhancing Quintiles' relationships with investigators within a site-centric operating model.  This team is also responsible for the clinical execution of projects via the Clinical Monitoring and Clinical Leadership teams.  Site Management will focus on implementing a comprehensive site management strategy to accelerate site start-up, optimize recruitment from Quintiles sites and maintain delivery of projects. Before joining Quintiles, this 30-year veteran of the biopharmaceutical industry held the posts of president and CEO of Sequoia Pharmaceuticals and CEO of Trimeris, Inc.  These positions followed some 20 years at GlaxoSmithKline (GSK) in a range of senior leadership roles, including senior vice president of Global Clinical Development and Product Strategy and managing director of GSK’s operations in Australia and New Zealand.  He is a current Board Director for Basilea Pharmaceutica. Mr. Skolsky earned his Bachelor of Arts degree in Biology from the University of North Carolina at Chapel Hill.  As a result of these and other professional experiences, Mr. Skolsky possesses particular healthcare industry knowledge and experience which strengthens the Board’s collective qualifications, skills, and experience.

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Adrian J. Haigh

Mr. Adrian Haigh has been Senior Vice President and General Manager of EMEA Region at PTC Therapeutics, Inc. since September 2014. Previously Mr. Haigh served as Senior Vice President, Commercial Operations and Chief Operating Officer of Gentium GmbH since March 2011. Prior to joining Gentium, Mr. Haigh served as Regional Vice President, Commercial Operations at Biogen Idec where he managed several affiliates and also the global distributor business and prior to that was the General Manager Amgen Nordis and Portugal. He served has as the Executive Vice President of Global Marketing and Corporate Planning a EUSA Pharma  and joined  EUSA from Amgen where he led the international oncology franchise.  Mr. Haigh previously  has held senior commercial and marketing positions at SmithKline Beecham, Schering Plough, Organon and Novo Nordisk.. He has been a Director of Fennec Pharmaceuticals Inc. (formerly, Adherex Technologies Inc.) since April 28, 2014 and a Director at Arch Biopartners Inc. since August 21, 2014. He received a Bachelor of Arts with Honors in Economic History from Huddersfield Polytechnic, West Yorkshire, England and a Diploma in Marketing from the Institute of Marketing. As a result of these and other professional experiences, Mr. Haigh has extensive international oncology development expertise which strengthens the Board’s collective qualifications, skills and experience.

Dr. Khalid Islam

Dr. Khalid Islam has been the Chairman and CEO of Gentium S.p.A. (a Nasdaq-listed company; 2009-2014) where he led the transition from a loss-making to a cash-flow positive and profitable company. Under his leadership the company value increased from 25m USD leading to a successful all cash 1billion USD merger with Jazz pharmaceuticals, plc. From 1999-2008, Dr. Islam was President and CEO of Arpida AG where he transitioned the early-stage start-up to a SWX-listed company and raised 300m USD in the IPO and follow-ons. From 1987-1999, he held various positions in HMR & MMD (now Sanofi-Aventis). From 1977-1987, Dr. Islam worked in academia at Imperial College (Univ. of London) and in Milan University, where he was a contract professor. Dr. Islam is a graduate of Chelsea College and received his Ph.D. from Imperial College, University of London. He holds several patents and has published over 80 articles in leading journals. He is an advisor to the venture group Kurma Biofund (Paris). He is a founder/Co-founder of Sirius Healthcare Partners GmbH , PrevAbr LLC , BioAim LLC , Nuprim, Inc. & Life Sciences Management GmbH. He is currently the Chairman of the Board of Directors of Pcovery Aps, Adenium Aps, and a member of the Board of Directors of Oxthera AB and Molmed SpA.. As a result of these and other professional experiences, Mr. Islam has extensive international expertise transitioning from development to production which strengthens the Board’s collective qualifications, skills and experience.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out certain information respecting the compensation paid for the fiscal years ended December 31, 2014 and December 31, 2013 to our Chief Executive Officer and to our Interim Chief Financial Officer, who was the only other executive officer whose compensation exceeded $100,000 for the fiscal year ended December 31, 2014 (collectively, the “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Rostislav Raykov, Chief	2014	178,462	40,000	199,750	-	-	418,212
Executive Officer	2013	140,000		11,656	-	-	151,656

Krysia Lynes, Interim Chief	2014	139,673	5,000	15,900	-	-	160,573
Financial Officer (3)	2013	26,453	-	11,656	-	-	38,109

F-48

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Dollar value amounts are based on individual grants to each of, Mr. Raykov of 16,666, 83,333 and 25,000 options on August 23, 2013, January 24, 2014 and December 31, 2014, at an exercise price of $0.72, $1.59 and $2.69 per common share, respectively, which will expire on August 23, 2020, January 24, 2021 and December 31, 2021, respectively; and Ms. Lynes of 16,666 and 10,000 options on August 23, 2013 and January 24, 2014, at an exercise price of $0.72 and $1.59 per common share, respectively, which will expire on August 23, 2020 and January 24, 2021, respectively. All options vested in full on the date of grant.
(2)	The term “incentive plan” means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the Company, the Company's stock price, or any other performance measure. An “equity incentive plan” is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of ASC 718. A “non-equity incentive plan” is an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(3)	Ms. Lynes was appointed acting Interim Chief Financial Officer of the Company on August 14, 2013.

Rostislav Raykov

Mr. Raykov has been employed by Fennec since July 2009.  Pursuant to an employment agreement dated May 3, 2010 between Mr. Raykov and Fennec, Mr. Raykov is employed as Fennec’s Chief Executive Officer and: (a) received an initial annual salary in the amount of $140,000, subject to annual adjustment by our Board of Directors, (b) upon approval by shareholders of our amended stock option plan was granted options to purchase up to 5.0% of our common shares outstanding estimated by us to be outstanding upon completion of the 2010 Rights Offering, and (c) may receive annual bonuses at the sole discretion of the Board. If Mr. Raykov’s employment terminates due to a change of control of Fennec, any then remaining unvested shares under his options shall immediately vest and be fully exercisable. If Mr. Raykov is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Mr. Raykov severance compensation equal to twelve months of salary. The initial term of the agreement was for one year and the agreement automatically extends for additional one-year periods unless terminated by either party in accordance with the agreement.

Krysia Lynes

Ms. Lynes came to Fennec as an independent contractor in January 2010 and is the interim Chief Financial Officer. She has over 15 years of experience in accounting and cost management. Currently she manages her own consulting company. Prior positions include Production Leader for Case Canada, Staff Accountant for the Wade Group, General Manager for Pneu-Hyd Industries, Controller for Moncure Plywood, and Senior Analyst for BCBNC. Krysia received a MBA from McMaster University and a BASc in Chemical Engineering from the University of Toronto. She holds Master Certificate in Six Sigma Black Belt and Lean Six Sigma from Villanova University and CA, CPA designation from the Canadian Institute of Chartered Accountants.

In addition to his employment agreement, Mr. Raykov, is a party to a confidentiality and intellectual property agreement with us. Ms. Lynes also has a confidentiality and intellectual property agreement as part of her independent contractor agreement.

In the employment agreements for each of Dr. Spector, Mr. Andrade and Mr. Raykov “cause” is generally defined as (1) material breach of the terms of the employment or intellectual property agreements; (2) failure to perform the duties inherent in Employee’s position in good faith and in a reasonable and appropriate manner; or (3) acts of fraud or embezzlement or other intentional misconduct which adversely affects the Company's business.

Equity Grants, Exercises and Holdings

The following table sets forth information concerning the number and value of unexercised options held by each Named Executive Officer as of December 31, 2014. All executive awards vest and are exercisable immediately.

F-49

Outstanding Equity Awards at December 31, 2014

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)		Option Expiration Date
Rostislav Raykov	25,000	—	USD$	2.69	12/31/2021
	83,333	—	USD$	1.59	01/24/2021
	16,666	—	USD$	0.72	08/23/2020
	50,000	—	USD$	1.05	11/20/2019
	17,050	—	CAD$	1.89	08/19/2018
	323,961	—	CAD$	2.43	08/18/2017
Krysia Lynes	10,000	—	USD$	1.59	01/24/2021
	16,666	—	USD$	0.72	08/23/2020
	3,333	—	USD$	1.05	11/20/2019
	8,333	—	USD$	0.60	04/04/2019
	1,000	—	USD$	1.50	11/18/2018
	784	—	USD$	1.89	08/18/2018
	321	—	CAD$	2.43	05/18/2018
	3,342	—	CAD$	1.62	04/04/2018
	740	—	CAD$	1.89	11/19/2017

(1)	The current Stock Option Plan provides for grants denominated in US and CAD dollars.

Termination Benefits

In the event of his termination with us other than for cause, we will pay Rostislav Raykov $180,000 severance.

Compensation of Directors

Director Compensation Table

The following table summarizes the compensation earned by or paid to the Company's non-executive directors for the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Mr. Haigh	8,000	—	334,900	(3)	—	—	—	$342,900
Dr. Islam	8,500	—	334,900	(3)	—	—	—	$343,400
Mr. Rallis	15,500	—	56,897	(2)	—	—	—	$72,397
Mr. Skolsky	12,500	—	51,897	(2)	—	—	—	$64,397

(1) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(2) Dollar value amounts are based on individual grants of 3,144 options on January 24, 2014, 4,329 options on April 24, 2014, 1,389 options on May 15, 2014, 1,960 options on November 7, 2014 and 10,000 options on December 31, 2014 at an exercise price per common share of $1.59, $2.31, $3.60, $2.55 and $2.69, respectively, to both Chris Rallis and Steve Skolsky. Mr. Rallis received an additional grant of 1,792 options on August 4, 2014 at an exercise price per common share of $2.79. All options vested in full on the date of grant. All options expire 7 years from the date of grant.

(3) Dollar value amounts are based on individual grants of 133,332 options on April 24, 2014 and 10,000 options on December 31, 2014 at an exercise price per common share of $2.31 and $2.69, respectively. Options issued on April 24, 2014, to Mr. Haigh and Dr. Islam shall vest: (i) as to 66,666 common shares, on the date of grant; and (ii) as to 66,666 common shares, upon and subject to orphan drug approval of STS in the EU, provided that they then remain on our Board of Directors at the time of such approval and that they have played a vital or precipitating part in obtaining such EU orphan drug designation, as reasonably determined by our non-interested Board members. If the vesting conditions referred to in (ii) above have not occurred by May 31, 2016, the option to acquire the 66,666 common shares referred to in (ii) above shall be terminated and of no further force or effect. We will amortize the expense of these performance based options over the vesting period. The company will re-measure the value of these performance based options at each balance sheet date and adjust the expense amortized accordingly. This will continue until the date of vesting, expiration or forfeiture. All options, whether fully vested or not, expire 7 years from the date of grant.

F-50

The annual compensation considerations for non-executive directors also include the awarding of stock options. The granting of options to the non-executive directors under the Stock Option Plan serves three primary purposes: (1) to recognize the significant time and effort commitments during the past year; (2) to provide long-term incentives for future efforts since the value of the options is directly dependent on the market valuation of the Corporation; and (3) to retain quality individuals as the options typically vest over time. When determining whether and how many new option grants will be made, the Compensation Committee takes into account the amount and terms of any outstanding options. We do not require our non-executive directors to own a specific amount of our common shares.

Each of Chris A. Rallis and Steven D. Skolsky has entered into an Independent Director Agreement with the Company, dated as of August 25, 2011, which provides for (i) cash compensation in the form of USD $2,000 per board meeting attended, and (ii) non-cash compensation in the form of a grant of options to purchase shares of the Company’s common shares having an aggregate value equal to USD $5,000 (with price per share and exercise price based on the value of the Company’s common shares as of the date of grant) per board meeting attended.  The options immediately vest when granted and are otherwise subject to the terms and conditions of the Company’s stock option plan, as amended. The Independent Director Agreement also provides for the reimbursement of such director’s reasonable travel and related expenses incurred in the course of attending board meetings.

Each of Adrian Haigh and Dr. Khalid Islam has entered into an Independent Director Agreement with the Company, dated as of April 25, 2014, which provides for (i) cash compensation in the form of USD$2,000 for each meeting of the Board attended and USD$500 for each committee meeting attended (other than committee meeting held before or after a Board meeting held on the same day), and (ii) non-cash compensation in the form of a grant of options to purchase 133,332 shares of the Company’s common shares. Such options shall vest: (i) as to 66,666 common shares, on the grant date; and (ii) as to 66,666 common shares, upon and subject to orphan drug approval of STS in EU, provided they then remain on the Board at the time of such approval and that they have played a vital or precipitating part in obtaining such EU orphan drug designation, as reasonably determined by non-interested Board members. If the vesting conditions referred to in (ii) above have not occurred by May 31, 2016, the option to acquire the 66,666 common shares referred to in (ii) above shall be terminated and of no further force or effect.

F-51

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shares of our common shares beneficially owned as of May 5, 2015 by: (i) each of our Named Executive Officers and directors; (ii) all Named Executive Officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common shares. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person. Except as otherwise indicated below, the address for each listed shareholder is c/o Fennec Pharmaceuticals Inc., 68 TW Alexander Drive, PO Box 13628, Research Triangle Park, North Carolina 27709.

Name	Common Shares	Common Share Options Exercisable Within 60 Days	Common Share Purchase Warrants Exercisable Within 60 Days	Total Share and Share Based Holdings (1)	% Ownership (1)

Adrian J. Haigh	-	143,333	-	143,333	1.30%

Dr. Khalid Islam	-	143,333	-	143,333	1.30%

Krysia Lynes	-	44,519	-	44,519	* %

Chris A. Rallis	-	87,152	-	87,152	* %

Rostislav Raykov	40,740	516,010	22,222	578,972	5.05%

Steven D. Skolsky	-	74,249	-	74,249	* %

All officers and directors as a group (6 persons)	40,740	1,008,596	22,222	1,071,558	8.97%

Southpoint Capital Advisors LP (2)	3,997,214	-	-	3,997,214	36.61%

683 Capital Management LLC(3)	712,133	-	187,430	899,563	8.10%

Robert Butts	768,592	-	-	768,592	7.04%

Manchester Management Company LLC (4)	905,608	-	905,608	1,811,216	15.32%

    * Percentage of shares beneficially owned does not exceed one percent.

(1)

For purposes of this table “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of our common shares that such person or group has the right to acquire within 60 days after May 5, 2015.  For purposes of computing the percentage of outstanding shares of common shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after May 5, 2015 are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of May 5, 2015, there were 10,919,218 shares of our common shares issued and outstanding.

(2)	Southpoint Capital Advisors, LP, 623 Fifth Avenue, Suite 2503, New York, New York 10022. John S. Clark, II holds dispositive power over the shares owned by Southpoint Capital Advisors, LP.

(3)	683 Capital Management, LLC, 595 Madison Avenue, 17th Floor, New York, New York 10025. Ari Zweiman holds dispositive power over the shares owned by 683 Capital Management LLC.

(4)	Manchester Management Company, LLC, 131 Charles Street, 1st Floor, Boston Massachusetts 02114. Includes 1,285,333 shares owned by Manchester Explorer, L.P. and 525,833 shares owned by JEB Partners, L.P. Manchester Management holds dispositive power over the shares held by Manchester Explorer, L.P. and JEB Partners, L.P. Jeb Besser and Morgan Frank hold shared dispositive power over the shares held by Manchester Management Company, LLC. Additionally, Jeb Besser owns 192,666 shares for which he has sole dispositive power and Morgan Frank owns 166,666 shares for which he has sole dispositive power.

F-52

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

In connection with the subscription agreements entered into as part of the November 2013 Financing, two of our largest shareholders, 683 Capital Management LLC and Southpoint Capital Advisors LP, agreed with Manchester to:

•	vote in favor of the following matters at our May 28, 2014 annual and special meeting of shareholders: (i) to approve our warrant exchange that we announced on June 30, 2014 (the “2014 Warrant Exchange”), (ii) to approve the 2014 Share Consolidation, (iii) to elect up to two nominees of Manchester to our Board of Directors, and (iv) to change the company’s name from Adherex Technologies Inc. to Fennec Pharmaceuticals Inc; and

•	participate in 2014 Warrant Exchange to the full extent of their respective warrant holdings.

In connection with Dr. Thomas Spector’s resignation as Chief Scientific Officer, effective June 19, 2013, we entered into a Separation and Mutual Release Agreement with Dr. Spector providing for a lump sum payment to Dr. Spector of $30,000 for benefits and separation pay.

Except for the foregoing, there were no related party transactions in the last two years that were required to be reported under Item 404(d) of Regulation S-K.

Director Independence

The Board of Directors is composed of a majority of independent directors. The Board applies the definition of independence found in the rules of the SEC and in Canadian National Instrument 58-101 and National Policy 58-201. The Board has determined that Haigh, Islam, Rallis and Skolsky are “independent”. Mr. Raykov, Chairman and Chief Executive Officer of the Company, is considered to have a material relationship with the Company by virtue of his executive officer position and is therefore not independent. Fennec is of the view that the composition of its Board reflects a diversity of background and experience that are important for effective corporate governance. Other directorships held by Board members are described in this prospectus under the heading “Directors and Executive Officers.”

LEGAL MATTERS

Certain legal matters in connection with the shares of common shares have been passed upon for us by the law firm of LaBarge Weinstein LLP, Ottawa, Ontario. LaBarge Weinstein LLP has not received a direct or indirect interest in our company and has never been a promoter, underwriter, voting trustee, director, officer or employee of our company. Nor does LaBarge Weinstein LLP have any contingent based agreement with us or any other interest in or connection to us.

EXPERTS

The consolidated financial statements included in this Prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the financial statements and include an explanatory paragraph referring to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

F-53

FINANCIAL STATEMENTS

F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Fennec Pharmaceuticals Inc.

We have audited the accompanying consolidated balance sheets of Fennec Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer. During the year ended December 31, 2014, the Company incurred a loss from operations of $2,877,000. At December 31, 2014, it had an accumulated deficit of $110,874,000 and had experienced negative cash flows from operating activities in the amount of $1,699,000. In addition, it had a deficiency in working capital at December 31, 2014 and the Company's operating losses since inception raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Ottawa, Canada

March 31, 2015

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Fennec Pharmaceuticals Inc.

Consolidated Balance Sheets

(U.S. Dollars and shares in thousands, except per share amounts)

	December 31,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$2,307	$1,663
Prepaid expenses	48	81
Other current assets	17	8
Total assets	$2,372	$1,752

Liabilities and Stockholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$308	$212
Accrued liabilities	132	132
Derivative instruments (Note 4)	1,319	2,863
Total current liabilities	1,759	3,207

Total liabilities	1,759	3,207

Commitments (see Note 7)

Stockholders' equity (deficiency):
Common stock, no par value; unlimited shares authorized;	68,656	66,790
10,593 shares issued and outstanding (2013-9,719)
Additional paid-in capital	41,588	39,210
Accumulated deficit	(110,874)	(108,698)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity (deficiency)	613	(1,455)
Total liabilities and stockholders’ equity (deficiency)	$2,372	$1,752

(The accompanying notes are an integral part of these consolidated financial statements)

F-56

Fennec Pharmaceuticals Inc.

Consolidated Statements of Operations

(U.S. Dollars and shares in thousands, except per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2014	2013

Revenue	$-	$-

Operating expenses:
Research and development	357	597
General and administrative	2,520	1,334

Loss from operations	(2,877)	(1,931)

Other (expense) income :
Unrealized gain on derivatives	355	3,777
Foreign exchange gain/(loss)	(5)	(3)
Gain on derivative settlement	349	-
Interest (expense) income and other	2	2
Total other (expense) income, net	701	3,776

Net income/(loss) and total comprehensive income/(loss)	$(2,176)	$1,845

Earnings/(loss) per share common stock, basic	$(0.22)	$0.19

Earnings/(loss) per share common stock, diluted	$(0.22)	$0.17

Weighted-average number of common shares outstanding, basic	9,871	9,719

Weighted-average number of common shares outstanding, diluted	9,871	10,571

(The accompanying notes are an integral part of these consolidated financial statements)

F-57

Fennec Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

(U.S. Dollars and shares in thousands, except per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2014	2013
Cash flows (used in) provided by:
Operating activities:
Net income/(loss)	$(2,176)	$1,845
Adjustments to reconcile net income/ (loss) to net cash used in operating activities:
Unrealized gain on derivatives	(355)	(3,777)
Gain on derivative settlement	(349)	-
Stock-based compensation - consultants	434	25
Stock-based compensation - employees	627	62
Changes in operating assets and liabilities	120	(365)
Net cash used in operating activities	(1,699)	(2,210)

Investing activities:
Net cash used in investing activities	-	-

Financing activities:
Issuance of units, net of issue costs	2,182	1,570
Issuance of units, options exercise	140	-
Issuance of units, warrants exercise	21	-
Net cash provided by financing activities	2,343	1,570

Effect of exchange rate on cash and cash equivalents	-	-
(Decrease) increase in cash and cash equivalents	644	(640)
Cash and cash equivalents - Beginning of period	1,663	2,303
Cash and cash equivalents - End of period	$2,307	$1,663

(The accompanying notes are an integral part of these consolidated financial statements)

F-58

Fennec Pharmaceuticals Inc.

Consolidated Statement of Stockholders' Equity (Deficiency)

(U.S. dollars and shares in thousands, except per share information)

						Deficit
			Non-redeemable		Accumulated	Accumulated	Total
			Preferred Stock	Additional	Other	During	Stockholders'
	Common Stock		of	Paid-in	Comprehensive	Development	Equity
	Number (Note 4)	Amount	Subsidiary	Capital	Income	Stage	(Deficit)

Balance at December 31, 2012	8,386	$65,952	$-	$38,391	$1,243	$(110,543)	$(4,957)
Stock options issued to consultants	-	-	-	25	-	-	25
Stock options issued to employees	-	-	-	62	-	-	62
Rights offering	1,333	838	-	732	-	-	1,570
Net income	-	-	-	-	-	1,845	1,845
Balance at December 31, 2013	9,719	66,790	-	39,210	1,243	(108,698)	(1,455)
Stock options issued to consultants	-	-	-	434	-	-	434
Stock options issued to employees	-	-	-	627	-	-	627
Exercise of stock options	127	140	-	-	-	-	140
Exercise of warrants	15	21	-	-	-	-	21
Exchange of warrants	-	-	-	840	-	-	840
Rights offering	732	1,705	-	477	-	-	2,182
Net loss	-	-	-	-	-	(2,176)	(2,176)
Balance at December 31, 2014	10,593	$68,656	$-	$41,588	$1,243	$(110,874)	$613

(The accompanying notes are an integral part of these consolidated financial statements)

F-59

Fennec Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

 1.         Nature of Business and Going Concern

Fennec Pharmaceuticals Inc. (“Fennec”) was originally formed as a British Columbia corporation under the name Adherex Technologies Inc. and subsequently changed its name on September 3, 2014. Fennec, together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Fennec Pharmaceuticals, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a Canadian corporation, collectively referred to herein as the “Company,” is a biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer. With the exception of Fennec Pharmaceuticals, Inc., all subsidiaries are inactive.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) of America that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2014, the Company incurred a net loss from operations of $2,176. At December 31, 2014, it had an accumulated deficit of $110,874 and had experienced negative cash flows from operating activities in the amount of $1,699.

These circumstances raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate. The Company will need to obtain additional funding in the future in order to finance the Company’s business strategy, operations and growth through the issuance of equity, debt or collaboration. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

2.         Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of Fennec and of all its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

On August 10, 2011, and again on May 28, 2014, the Board of Directors approved a 1-for-18 and a 1-for-3 reverse share split, or “Share Consolidation”, respectively, which became effective on August 25, 2011 and September 3, 2014, respectively. The combined 1-for-54 reverse share split affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. Consequently, the Company has retroactively adjusted its financial statements for all periods presented to show the shares, stock options and warrants as if they had always been presented on this basis. The number of units and unit prices (including with respect to the units issued in our April 2010 Private Placement and the Rights Offering) have not been adjusted to reflect the Share Consolidation, and the number of warrants outstanding have not been adjusted to reflect the Share Consolidation (in accordance with the terms of the warrants, the number of shares of common stock issuable thereunder were adjusted as a result of the Share Consolidation but not the number of warrants outstanding).

In June 2014, the FASB issued “Development Stage Entities – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation” (“ASU 2014-10”). ASU 2014-10 eliminates the concept of a development stage entity, thereby eliminating the financial reporting distinction between development stage entities and other reporting entities. As a result of the elimination, certain financial reporting disclosures have been eliminated as well, including the presentation of inception-to-date information and the labeling of financial statements as those of a development stage entity. ASU 2014-10 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this standard is permitted, and thus we have applied to the presentation of the annual financial statements of the fiscal year ending December 31, 2014. Since we have adopted ASU 2014-10, the Company no longer presents cumulative-to-date information in our statements of operations, cash flows, and stockholders’ equity.

In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," an amendment to FASB Accounting Standards Codification, or "ASC" Topic 740, Income Taxes, or "FASB ASC Topic 740." This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. This accounting guidance did not have a material impact on our consolidated financial statements or financial statement disclosures.

F-60

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates include the valuation of derivative warrant liability and the valuation of stock based compensation. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less.

The Company places its cash and cash equivalents in investments held by highly rated financial institutions in accordance with its investment policy designed to protect the principal investment. At December 31, 2014, the Company had $2,307 in cash and money market accounts (2013- $1,663). Money market investments typically have minimal risks. The Company has not experienced any loss or write-down of its money market investments.

Financial instruments

Financial instruments recognized on the balance sheets at December 31, 2014 and December 31, 2013 consist of cash and cash equivalents, accounts payable, accrued liabilities and derivative instruments, the carrying values of which, with the exception of the derivative instruments, approximate fair value due to their relatively short time to maturity. The Company does not hold or issue financial instruments for trading. The derivative liabilities are carried at fair value.

The Company’s investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments, when made, are made in U.S. or Canadian bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.

The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trading or speculative nature.

Common stock and warrants

At December 31, 2007, the Company had warrants outstanding to purchase common shares that were denominated in both U.S. and Canadian dollars, which resulted in the Company having warrants outstanding that were denominated outside the Company’s U.S. dollar functional currency.

In November 2007, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF No. 07-5, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock” (“EITF 07-5”), codified as ASC 815-40.  In June 2008, one of the conclusions reached under EITF 07-05 was a consensus that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The issues brought to the EITF for discussion related to how an entity should determine whether certain instruments or embedded features are indexed to its own stock. This discussion included equity-linked financial instruments where the exercise price is denominated in a currency other than the issuer's functional currency, such as the Company’s outstanding warrants to purchase common shares that were denominated in Canadian dollars. This conclusion reached under EITF 07-05 clarified the accounting treatment for these and certain other financial instruments as it related to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), codified as ASC 815-10. SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative under SFAS 133, issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying SFAS 133. As a result, the Company’s outstanding warrants denominated in Canadian dollars were not considered to be indexed to its own stock and should therefore be treated as derivative financial instruments and recorded at their fair value as a liability. The Company issued further Canadian dollar denominated warrants on April 30, 2010 and March 29, 2011 and this resulted in warrants being shown as a liability which is marked to market at December 31, 2014 and December 31, 2013. At December 31, 2014, the derivative liabilities were valued at $1,319 (2013: $2,863). There was a realized gain on settlement of derivative liability associated with the warrant exchange of $349 (2013: $nil) and the unrealized gain on the value of the underlying securities was $355 (2013: $3,777) for the year ended December 31, 2014. Details of the warrant exchange are explained in note 4 of the financial statements.

Revenue recognition

At this time, the Company does not have any revenue.

F-61

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are expensed as incurred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets or liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance to reduce its deferred tax assets when it is more likely than not that such assets will not be realized.

The Company accounts for uncertainty in income taxes by following the Financial Accounting Standards Board issued Interpretation No. 48 (‘‘FIN 48’’), codified as ASC 740-10-25, ‘‘Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.’’ FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, ‘‘Accounting for Income Taxes”, codified as ASC 740-10. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the financial statements. Upon adoption of FIN 48, the Company has elected an accounting policy that continues to classify accrued interest and penalties related to liabilities for income taxes in income tax expense.

Foreign currency translation

The U.S. dollar is the functional currency for the Company’s consolidated operations. All gains and losses from currency translations are included in results of operations.

Earnings/(Loss) per share

Basic net earnings/(loss) per share is computed by dividing net earnings/(loss) by the weighted average number of shares of common shares outstanding during the year. Diluted net earnings per share is computed using the same method, except the weighted average number shares of common shares outstanding includes convertible debentures, stock options and warrants, if dilutive, as determined using the if-converted method and treasury methods. Accordingly, options to purchase 2,410 and warrants to purchase 4,201 shares at December 31, 2014, were not included in earnings per share. These options and warrant were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares at that date, and accordingly, such options would have an antidilutive effect. In 2013 the Company had net income as a result of the gain on derivative instruments and 1,138 options but no warrants outstanding were included in the number of shares outstanding for the calculation of earnings per share.

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-9 “Revenue from Contracts with Customers (Topic 606).” This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company will adopt this standard in fiscal year 2017. The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company’s financial position or results of operations.

In August 2014, the FASB issued ASU 2014-15 requiring an entity’s management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company’s financial statement disclosures.

F-62

3.        Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan.  The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. On June 24, 2010, at the Company’s annual meeting, shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan Maximum Amendment”). The Plan Maximum Amendment relates to changing the maximum number of shares of common shares issuable under the stock option plan from a fixed number of 6,666 to the number of shares that represent twenty five percent (25%) of the total number of all issued and outstanding shares of common shares from time to time. Based upon the current shares outstanding, a maximum of 2,648 options are authorized for issuance under the plan.  The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years(1) from the date of grant.  The stock option plan, as amended, allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the Canadian and U.S. dollar grants, through the year ended December 31, 2014 is below.

(1) 12/31/2014 Grant to an independent contractor was for a period of two years. Grant expense was calculated by same method as all other options with the exception of a two year, versus seven year expiration. The expected dividend rate used was 0%, risk-free rate of interest was 0.67% and the calculated 2 year volatility was 125%.

The following options granted under the stock option plan are exercisable in Canadian dollars:

		Exercise Price in Canadian Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2012	1,390	1.62-2.43	$2.34
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	(26)	2.43	-
Outstanding at December 31, 2013	1,364	1.62-2.43	2.34
Granted	-	-	-
Exercised	(17)	1.89	1.89
Forfeited or expired	(9)	1.62-2.43	1.72
Outstanding at December 31, 2014	1,338	$1.62-2.43	$2.38

Price in Canadian Dollars	# outstanding and exercisable at December 31, 2014	Weighted average remaining life (years)
$1.62	21	3.26
$1.89	84	3.34
$2.43	1,233	2.64
TOTAL	1,338	2.69

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise Price in U.S. Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2012	443	$0.45 - 34.02	$2.01
Granted	105	0.72 – 2.94	0.96
Exercised	-	-	-
Forfeited or expired	(4)	15.66 – 30.78	30.42
Outstanding at December 31, 2013	544	0.45 – 30.78	1.80
Granted	654	1.59 – 3.60	2.24
Exercised	(110)	0.60 – 1.05	1.01
Forfeited or expired	(16)	1.89 – 34.02	20.51
Outstanding at December 31, 2014	1,072	$0.45 – 15.66	$1.77

F-63

Price in US Dollars	# Outstanding and Exercisable at December 31, 2014	Remaining life (years)
$0.45	11	4.63
$0.54	20	4.38
$0.60	75	4.26
$0.72	83	5.65
$0.96	11	5.62
$1.05	130	4.89
$1.50	31	3.88
$1.59	176	6.07
$1.68	33	4.97
$1.89	10	3.63
$2.31	275	6.32
$2.40	8	5.26
$2.55	4	6.86
$2.69	148	5.99
$2.79	49	6.60
$2.94	3	5.38
$3.60	3	6.38
$5.40	1	0.71
$15.66	1	0.40
	1,072	5.66

Stock compensation expense for the fiscal years ended December 31, 2014 and 2013 was $1,061 and $87 respectively.  These amounts have been included in the general and administrative expenses for the respective periods. The weighted average fair value per share of options granted during the fiscal years ended December 31, 2014 and 2013 was $2.24 and $0.96, respectively. The intrinsic value (being the difference between the share price at December 31, 2014 and exercise price) of stock options outstanding at December 31, 2014 was $1,744.

The fair values of options granted in fiscal years ended December 31, 2014 and 2013 were estimated on the date the options were granted based on the Black-Scholes option-pricing model, using the following weighted average assumptions for all options with a seven year expiration:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Expected dividend	0%	0%
Risk-free interest rate	1.97 - 2.28%	1.10–1.73%
Expected volatility	136 - 140%	144-175%
Expected life	7 years	7 years

The Company uses the historical volatility and adjusts for available relevant market information pertaining to the Company’s share price.

 4.      Derivative Liabilities

Effective January 1, 2009, the Company adopted ASC Topic 815-40, "Derivatives and Hedging" (ASC 815-40). One of the conclusions reached under ASC 815-40 was that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The conclusion reached under ASC 815-40 clarified the accounting treatment for these and certain other financial instruments. ASC 815-40 specifies that a contract would not be treated as a derivative if it met the following conditions: (a) indexed to the Company's own stock; and (b) classified in stockholders' equity in the Company's statement of financial position. The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability. All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in stockholders' equity.

The Company's derivative instruments include warrants to purchase 2,128 shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Warrants to purchase 1,307 shares at CAD$4.32 per whole share that expire on April 30, 2015; and
•	Warrants to purchase 821 shares exercisable at CAD$4.32 per whole share that expire on March 29, 2016.

F-64

These warrants have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

As of December 31, 2014, the fair value of the warrants expiring April 30, 2015 and March 29, 2016 was determined to be $411 and $789, respectively (December 31, 2013 – warrants expiring April 30, 2015, fair value of $2,015, March 29, 2016, fair value of $794). There was an unrealized gain associated with derivative liabilities of $355. Detail of this unrealized gain on derivative liability is shown in table below. There was a gain on the warrants expiring April 30, 2015 of $736, and a loss on the warrants expiring March 29, 2016 of $316 for the twelve months ended December 31, 2014 (December 31, 2013 - warrants expiring April 30, 2015, gain of $2,683; March 29, 2016, gain of $1,052). There is no cash flow impact for these derivatives until the warrants are exercised. If these warrants are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

The following table presents the overall unrealized gain on derivatives for the years ended December 31, 2014 and December 31, 2013:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Warrants expiring April 30, 2015	736	2,683
Warrants expiring March 29, 2016(1) (share price effect)	(316)	1,052
Options to contractors	(95)	42
Options to contractors(1) (forfeiture)	30	-
Unrealized gain on derivatives	355	3,777

(1)Options have a three year term from the date the contractual relationship is severed and unless approved by the board, never greater than the original seven year term established from the date of issuance. Options which remain unexercised once the contractual relationship is severed after the lesser of three years from the date of severance or the seven years from date of original grant, are considered to be forfeited.

The 2014 Warrant Exchange

On May 28, 2014, by majority vote the shareholders approved a 10:1 warrant exchange, offering holders of warrants originally issued by the Company on or about April 30, 2010 and March 29, 2011 the opportunity to exchange 540 original warrants for one new warrant to purchase one share of common shares at a lower exercise price. Each 54 warrants eligible to participate in the exchange currently entitle the holder thereof to purchase one share of the Company’s common shares at an exercise price of CAD$4.32. The new warrants issued in the exchange will entitle the holder thereof to purchase one share of the Company’s common shares at an exercise price of $1.50. Other than described above, the new warrants will have the same terms (including the same expiration date) as the warrants that are exchanged.

As a result of the warrant exchange concluded on July 29, 2014, holders of warrants expiring April 30, 2015 and March 29, 2016 (the “Existing (or Eligible) Warrants”) could elect to exchange their Eligible Warrants for “New Warrants”. New Warrants were denominated in the Company’s functional currency and thus, no longer considered derivative instruments under ASCA 815-40. Eligible Warrants participating in the exchange were valued on July 29, 2014 using the Black-Scholes Model and the resulting gain from the extinguishment of derivative liability was realized.

Approximately, 71% of all outstanding warrants originally issued by the Company on April 30, 2010 and 48% of all outstanding warrants issued on March 29, 2011 participated in the exchange. The warrant exchange concluded July 29, 2014 resulted in a gain on settlement of the warrants expiring April 30, 2015 and March 29, 2016 of $211 and $138, respectively, for the fiscal year ending December 31, 2014. The July 29, 2014 conclusion of the warrant exchange increased additional paid in capital for the warrants expiring April 30, 2015 and March 29, 2016 by $657 and $183, respectively.

Options issued to contractors in a foreign currency

During the fiscal years ended December 31, 2011 and 2010, the Company issued 36 and 29 (respectively) options to contractors with a Canadian dollar denominated strike price. Consequently, the Company now has derivatives relating to these options since the strike price is denominated in a currency other than the US dollar functional currency of the Company. While there is an exception to this rule for employees in ASU 2010-13 "Compensation-Stock Compensation (Topic 718): Effect of Denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades", no such exception exists for contractors. These options will be marked to market until the earlier of their expiry or exercise. All Canadian denominated options issued to contractors fully vest at issuance and expire seven years from date of issuance. The fair value of these options at December 31, 2014 and December 31, 2013 was $119 and $54, respectively. The loss for these options for the twelve months ended December, 2014 was $95. There was a gain on these options for the twelve months ended December, 2013 of $42.

F-65

The following is a summary of Canadian denominated contractor option activity for the twelve months ended December 31, 2014 and 2013.

	Number of Options	Weighted-average
	Outstanding (thousands)	Exercise Price
Outstanding at December 31, 2012	65	1.82
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2013	65	1.82
Granted	-	-
Exercised	-	-
Forfeited	(10)	1.72
Outstanding at September 30, 2014	55	$1.84

5.         Fair Value Measurements

The Company has adopted ASC 820 Fair Value Measurements and Disclosure Topic of the FASB. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Fair Value Measurements Topic defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. This Topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at December 31, 2014
	Quoted Price in Active			Significant
	Markets for Identical		Significant Other	Unobservable
	Instruments		Observable Inputs	Inputs
	Level 1		Level 2	Level 3	Total
Assets
Cash and cash equivalents	$100	(1)	$2,207	$-	$2,307
Liabilities
Derivative liabilities	$-		$1,319		$1,319
Total	$100		$3,526	$-	$3,626

The Company's financial instruments include cash and cash equivalents and derivative liabilities. Only cash equivalents and derivative liabilities are carried at their fair value. The derivative liabilities include warrants denominated in a currency other than the Company’s functional currency and options issued to contractors in a currency other than the functional currency of the Company. The warrants are carried at fair value and calculated using the Black-Scholes option pricing model using the following assumptions; expected dividend 0%; risk-free interest rate of 0.33%-1.00%; expected volatility of 114% - 121%; and a 0.3 or 1.2 year remaining life. The options also use the Black Scholes model with the following assumptions: expected dividend 0%; risk-free interest rate of 1.04%-1.11% expected volatility of 134%- 138%; and a 2.9-3.4 year remaining life. The risk free rate was based on Bank of Canada Bond issues of similar term. Expected volatility was estimated by using historical volatility of weekly close share prices for a period equal to the remaining life of the instrument.

(1) The Company held $100 in cash, of which $53 was in Canadian funds (translated into US dollars).

6.         Stockholders’ Equity

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common shares.

On August 10, 2011, and again on May 28, 2014, the Board of Directors approved a 1-for-18 and a 1-for-3 reverse share split, or “Share Consolidation” respectively, which became effective on August 25, 2011 and September 3, 2014, respectively. The combined 1-for-54 reverse share split affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. Consequently, the Company has retroactively adjusted its financial statements for all periods presented to show the shares, stock options and warrants as if they had always been presented on this basis. The number of units and unit prices (including with respect to the units issued in our April 2010 Private Placement and the Rights Offering) have not been adjusted to reflect the Share Consolidation, and the number of warrants outstanding have not been adjusted to reflect the Share Consolidation (in accordance with the terms of the warrants, the number of shares of common shares issuable thereunder were adjusted as a result of the Share Consolidation but not the number of warrants outstanding).

F-66

Equity financings

On November 22, 2013, the Company completed the closing of non-brokered private placement of 4,000 units for gross proceeds of $1,600.  Each unit was issued at a price of $0.40 per unit and consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $0.50 per share for a period of five years from the date of issuance.

On December 3, 2014, the Company completed the closing of a non-brokered private placement of 732 units for gross proceeds of $2,197. Each unit was issued at a price of $3.00 per unit and consisted of one common share of the Company and one half of a common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company during the period ending on the day following the earlier of: (A) the day that is two years from the date of issue or (B) if at any time from the date of issue (i) the common shares trade on the Toronto Stock exchange (the “TSX”) at a price greater than CAD$5.00 per common share (subject to customary adjustments) for at least twenty-five (25) trading days within any thirty (30) trading day period (the “Triggering Event”) and (ii) the Company elects to deliver a notice to the holder within ten (10) trading days of the Triggering Event, the day that is 30 days after such notice, in either event at a price equal to $3.60 per whole common share.

Warrants to Purchase Common Shares

At December 31, 2014, the Company had the following warrants outstanding to purchase common shares priced in Canadian dollars with a weighted average exercise price of CAD$4.32 and a weighted average remaining life of 0.7 years. The Company also had warrants outstanding to purchase common shares priced in U.S. dollars with a weighted average price of $1.87 and a weighted average remaining life of 2.9 years:

	Common Shares Issuable Upon Exercise
Warrant	of Outstanding Warrants at	Exercise Price
Description	December 31, 2014	CAD/USD	Expiration Date
Inverstor warrants (1)	1,307	$4.32 CAD	April 30, 2015
Inverstor warrants (2)	821	$4.32 CAD	March 29, 2016
Inverstor warrants (3)	300	$1.50 USD	April 30, 2015
Inverstor warrants (4)	74	$1.50 USD	March 29, 2016
Inverstor warrants (5)	366	$3.60 USD	December 3, 2016
Inverstor warrants (6)	1,333	$1.50 USD	November 22, 2018
	4,201

(1) On April 30, 2010, the Company announced that it had completed a first closing of a non-brokered private placement of 240,066 units, at a price of CAD$0.03 per unit for net proceeds of CAD$7,200. Each unit consisted of one common share and one common share purchase warrant. As a result of the share consolidations, each fifty-four (54) warrants now entitle the holder thereof to purchase one common share of the Company at a purchase price of CAD$4.32 per whole share for a period of five years from the issue date.

(2) On March 29, 2011, the Company announced that it had completed a non-brokered rights offering of 84,559 units, at a price of CAD$0.03 per unit for total net proceeds of $2,547. Each unit consisted of one common share and one common share purchase warrant. As a result of the share consolidations, each fifty-four (54) warrants now entitle the holder thereof to purchase one common share of the Company at a purchase price of CAD$4.32 per whole share for a period of five years from the issue date.

(3) On June 30, 2014, the Company announced a tender offer to exchange all Canadian denominated warrants with an expiration date of April 30, 2015 for a new warrant. New warrants could be obtained by exchanging one hundred eighty (180) original warrants. New warrants expire April 30, 2015 and have a strike price of $0.50. As a result of the September 3, 2014 share consolidation, three new warrants entitle the holder to purchase one common share at a price of $1.50.

(4) On June 30, 2014, the Company announced a tender offer to exchange all Canadian denominated warrants with an expiration date of March 29, 2016 for a new warrant. New warrants could be obtained by exchanging one hundred eighty (180) original warrants. New warrants would expire March 29, 2016 and have a strike price of $0.50. As a result of the September 3, 2014 share consolidation, three new warrants entitle the holder to purchase one common share at a price of $1.50.

(5) On November 22, 2013, the Company announced it had completed the closing of a non-brokered private placement of 4,000 units, at a price of $0.40 per unit for net proceeds of $1,600. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.50 per share for a period of five years from the date of issuance. As a result of the September 3, 2014 share consolidation, each three (3) warrants now entitle the holder thereof to purchase one common share of the Company at a purchase price of $1.50 per whole share for a period of five years from the issue date.

(6) On December 3, 2014, the Company completed the closing of a non-brokered private placement of 732 units for gross proceeds of $2,197. Each unit was issued at a price of $3.00 per unit and consisted of one common share of the Company and one half of a common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company during the period ending on the day following the earlier of: (A) the day that is two years from the date of issue or (B) if at any time from the date of issue (i) the common shares trade on the TSX at a price greater than CAD$5.00 per common share (subject to customary adjustments) for at least twenty-five (25) trading days within any thirty (30) trading day period (the “Triggering Event”) and (ii) the Company elects to deliver a notice to the holder within ten (10) trading days of the Triggering Event, the day that is 30 days after such notice, in either event at a price equal to 3.60 per whole common share. Proceeds from this transaction were allocated between common shares and the warrants based on their relative fair value.

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 7. Commitments and Contingencies

Oregon Health & Science University Agreement

On February 20, 2013, Fennec entered into a new exclusive license agreement with Oregon Health & Science University (“OHSU”) for exclusive worldwide license rights to intellectual property directed to thiol-based compounds, including STS and their use in oncology (the "New OHSU Agreement"). OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products which can be reduced to 1.0 percent upon a $150,000 buy down and a 5 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include $100,000 upon first commercial sale for any licensed product.

On February 20, 2013, Fennec terminated the previous exclusive license agreement with OHSU and Oxiquant a wholly owned subsidiary of Fennec, dated September 26, 2002 (the "Previous OHSU Agreement"). Pursuant to the Previous OHSU Agreement, OHSU granted Oxiquant an exclusive worldwide license to intellectual property directed to thiol-based compounds including STS and their use in oncology. In consideration, OHSU was issued 13,902 shares of common stock of Oxiquant that were subsequently converted upon the acquisition of Oxiquant into 21,250 shares of Fennec common shares, and warrants to purchase shares of Fennec common shares that subsequently expired in 2007.

The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to Fennec, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that the Company exclusively licensed from OHSU that expire in Europe in 2021 and are currently pending in the United States. The New OHSU Agreement is terminable by either Fennec or OHSU in the event of a material breach of the agreement by either party after 45 days prior written notice. Fennec also has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

Executive Severance

In the event of his termination with us other than for cause, the Company will pay CEO, Rostislav Raykov, a one-time severance compensation payment equal to 12 months of salary (currently$180,000).

 8.      Income Taxes

The Company operates in both U.S. and Canadian tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31,	Year Ended December 31,
	2014	2013
Domestic (loss)/gain	(1,327)	2,620
Foreign loss	(849)	(775)
Gain before income taxes	(2,176)	1,845

Expected statutory rate (recovery)	26.50%	26.50%
Expected provision for (recovery of) income tax	(577)	489
Permanent differences	96	(977)
Change in valuation allowance	(2,863)	230
Effect of foreign exchange rate differences	13	36
Effect of non-capital losses expired	3,344	-
Effect of tax rate changes and other	(13)	222
Provision for income taxes	$-	$-

The Canadian statutory come tax rate of 26.5 percent is comprised of federal income tax at approximately 15.5 percent and provincial income tax at approximately 11.0 percent.

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The primary temporary differences which gave rise to future income taxes (recovery) at December 31, 2013, December 31, 2012:

	December 31, 2014	December 31, 2013
Future tax assets:
SR&ED expenditures	2,195	2,195
Income tax loss carryforwards	19,355	22,220
Non-refundable investment tax credits	1,719	1,719
Share issue costs	19	31
Accrued expenses	-	-
Fixed and intangible assets	1,019	1,006
Harmonization credit	-	-
	24,307	27,170
Less: valuation allowance	(24,307)	(27,170)
Net future tax assets	$-	$-

There are no current income taxes owed, nor are any income taxes expected to be owed in the near term. At December 31, 2013 the Company has unclaimed Scientific Research and Experimental Development ("SR&ED") expenditures, income tax loss carry forwards and non-refundable investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Province/ State
SR&ED expenditures (no expiry)	$8,283	$-
Income tax loss carryforwards (expiry date):
2015	4,975	4,975
2021	26	-
2022	233	-
2023	133	-
2024	1,536	1,455
2025	4,795	4,768
2026	20,562	20,497
2027	8,340	8,320
2028	10,840	10,823
2029	8,502	8,502
2030	2,608	2,607
2031	3,378	3,378
2032	3,491	3,490
2033	1,788	1,788
2034	1,832	1,832
Investment tax credits (expiry date):
2018	10
2019	8
2020	96
2021	55
2022	548
2023	399
2024	178
2025	199
2026	86
2027	90
2028	50
2029	-
2030	-

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

ADDITIONAL INFORMATION

This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.

The Registration Statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC and is available to the public from the SEC’s web site at http://www.sec.gov ..

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the securities registered under this Registration Statement.  All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount paid or to be paid
SEC Registration Fee	$1,162
Blue Sky filing fees	$2,800
Printing and Edgarizing expenses	$75,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$100,000
Transfer agent	$7,500
Stock certificates	$5,000
Miscellaneous	$50,000

Total	$291,462

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Business Corporations Act (British Columbia)

Division 5 of Part 5 of the Business Corporations Act (British Columbia) provides that a corporation may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

An “eligible party” means an individual who (a) is or was a director or officer of the corporation, (b) is or was a director or officer of another corporation (i) at a time when the other corporation is or was an affiliate of the corporation, or (ii) at the request of the corporation, or (c) at the request of the corporation, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity.

An “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

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A corporation may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the corporation first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

Notwithstanding any of the foregoing, a corporation must not indemnify an eligible party or pay the expenses of an eligible party if any of the following circumstances apply:

•	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the corporation was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the corporation is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the corporation or the associated corporation, as the case may be;

•	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the corporation or by or on behalf of an associated corporation, the corporation must not (a) indemnify the eligible party in respect of the proceeding or (b) pay the expenses of the eligible party in respect of the proceeding.

A corporation may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation.

Articles

Our Articles provide that, subject to the Business Corporations Act (British Columbia), the Company must indemnify an eligible party and their respective heirs and personal or other legal representatives against all eligible penalties to which such eligible party is or may be liable. The Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on this term. The Articles also provide that the Company may indemnify any person, subject to any restrictions in the Business Corporations Act (British Columbia).

Our Articles defines the following terms: (1) an “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an “eligible proceeding”; (2) an “eligible party” means a director, former director or alternate director of the Company; (3) an “eligible proceeding” means a legal proceeding or investigative action (whether current, threatened, pending or completed), in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and (4) “expenses” has the meaning set out in the Business Corporations Act (British Columbia).

II-2

Our Articles provide that the Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who is or was a director, alternative director, officer, employee or agent, or held or holds such position or a position equivalent to the foregoing (each, an “insured party”) with respect to (i) the Company; (ii) a corporation at a time when the corporation was an affiliate of the Company; (iii) at the request of the Company, served in such capacity with respect to a corporation, partnership, trust, joint venture or other unincorporated entity, against any liability that may be incurred by him or her acting in such capacity.

We maintain liability insurance policies regarding our directors and officers against certain liabilities that they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

On April 3, 2013, May 14, 2013, August 13, 2013 and August 23, 2013, the Company issued 8,332, 3,400, 10,416 and 83,330, stock options, respectively, to certain consultants and officers of the Company. The options were issued in USD dollar denominated grants at an exercise price of $2.40, $2.94, $0.96 and $0.72 per share, respectively, and are exercisable for a period of 7 years from the grant date.

In November 2013, we announced the closing of the sale of 1.3 million units for gross proceeds of $1.6 million in a non-brokered financing transaction with Manchester Explorer, L.P., certain individuals and entities associated with Manchester Explorer L.P. (collectively, “Manchester”) and 683 Capital Management LLC. Each unit was issued at a price of $1.20 per unit as adjusted for the 1-for-3 2014 Share Consolidation and consists of one of our common shares and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one of our common shares at an exercise price of $1.50 per share as adjusted for the 2014 Share Consolidation.

On January 24, 2014, April 25, 2014 and May 15, 2014, the Company issued 176,287, 275,324, 2,778 and 48,454 stock options, respectively, to certain consultants and officers of the Company in the U.S. The options were issued in USD denominated grants at an exercise price of $1.59, $2.31, $3.60 and $2.79 per share, respectively, and are each exercisable for a period of 7 years from the grant date.

On April 25, 2014, the Company granted 133,333 options each to Dr. Khalid Islam and Adrian Haigh. Such options shall vest: (i) as to 66,666 common shares, on the date of grant; and (ii) as to 66,667 common shares, upon and subject to orphan drug approval of STS in the EU, provided that they then remain on the Board of Directors of the Company at the time of such approval and that they have played a vital or precipitating part in obtaining such EU orphan drug designation, as reasonably determined by non-interested Board members. If the vesting conditions referred to in (ii) above have not occurred by May 31, 2016, the option to acquire the 66,667 common shares referred to in (ii) above shall be terminated and of no further force or effect. On November 7, 2014, the Board of Directors amended the vesting conditions such that (i) it could be fully satisfied by the Company obtaining, in lieu of orphan drug designation, PUMA in Europe for STS; and (ii) the deadline for satisfaction of the vesting condition extended to December 31, 2017.

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On June 30, 2014, the Company announced a tender offer to exchange all Canadian denominated warrants with an expiration date of April 30, 2015 and March 29, 2016 for a new warrant. New warrants could be obtained by exchanging one hundred eighty (180) original warrants. New warrants retain their original expiration dates of April 30, 2015 and March 29, 2016 and have a strike price of $0.50. As a result of 2014 Share Consolidation, three new warrants entitle the holder to purchase one common share at a price of $1.50. The exchange concluded on July 29, 2014. Approximately 71% of all outstanding warrants expiring on April 30, 2015 and 48% of all outstanding warrants expiring on March 29, 2016 participated in the exchange. The warrant exchange was conducted in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) of the Securities Act.

On December 3, 2014, the Company completed the closing of a non-brokered private placement of 732,266 units for gross proceeds of $2.2 million. Each unit was issued at a price of $3.00 per unit and consisted of one common share of the Company and one half of a common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company during the period ending on the day following the earlier of: (A) the day that is two years from the date of issue or (B) if at any time from the date of issue (i) the common shares trade on the TSX at a price greater than CAD$5.00 per common share (subject to customary adjustments) for at least twenty-five (25) trading days within any thirty (30) trading day period (the “Triggering Event”) and (ii) the Company elects to deliver a notice to the holder within ten (10) trading days of the Triggering Event, the day that is 30 days after such notice, in either event at a price equal to $3.60 per whole common share.

Exercises of warrants and options resulted in the issuance of approximately 142,000 new common shares in 2014. These exercises resulted in gross proceeds to the Company of approximately $161,000.

Between January 1, 2015 and May 5, 2015, there have been exercises of warrants which resulted in the issuance of 299,683 common shares and resulted in gross proceeds of $449,525. During that same period, exercises of options resulted in the issuance of 26,827 common shares and gross proceeds of approximately $27,000.

Unless otherwise indicated, the issuances of the Company’s securities described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, among others, as transactions not involving a public offering or pursuant to Regulation S as transactions not requiring registration under Section 5 of the Securities Act. In transactions where the registrant relied on the exemption from registration, the exemption was claimed on the basis that those transactions did not involve any public offering and the purchasers in each offering were accredited or sophisticated and had sufficient access to the kind of information registration would provide. In transactions made in reliance on Regulation S, the safe harbor from registration was claimed on the basis that they involved an offshore transaction, no directed selling efforts were made in the United States and appropriate offering restrictions were implemented. In each case, appropriate investment representations were obtained and stock certificates were issued with restrictive legends.

UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

II-4

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purposes of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of this registration as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), (b)(7) §230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) §230.415(a) (1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be a part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in this prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however; that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)  That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

II-5

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)  The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(I) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-6

EXHIBITS

Exhibit No.	Description	Location

3.1	Notice of Articles dated August 25, 2011	Exhibit 3.2I to the Form 8-K of the Company filed August 26, 2011

3.2	Articles dated August 25, 2011	Exhibit 3.2II to the Form 8-K of the Company filed August 26, 2011

3.3	Notice of Alteration Dated September 3, 2014	Exhibit 3.1 to the Form 8-K of the Company filed September 9, 2014

5.1	Legal Opinion of LaBarge Weinstein LLP	To be filed by amendment

10.1	Exclusive License Agreement, dated as of September 26, 2002, by and between Oregon Health & Science University and Oxiquant, Inc.	Exhibit 4.5 to the Form 20-F Registration Statement (No. 001-32295) of the Company, filed September 17, 2004

10.2	Development and License Agreement dated July 14, 2005 between Fennec Pharmaceuticals Inc. and Glaxo Group Limited**	Exhibit 4.30 to Form 6-K of the Company filed July 22, 2005

10.3	Amendment No. 1 to Development and License Agreement dated December 20, 2005 between Glaxo Group Limited and Fennec Pharmaceuticals Inc.**	Exhibit 4.36 to the Form 20-F Annual Report (No. 001-32295) of Fennec for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.4	Amendment No. 2 to Development and License Agreement dated June 23, 2006 between Glaxo Group Limited and Fennec Pharmaceuticals Inc.**	Exhibit 4.41 to Form 6-K of the Company filed August 9, 2006

10.5	Amendment No. 3 to Development and License Agreement dated January 17, 2007 between Fennec Pharmaceuticals Inc. and Glaxo Group Limited	Exhibit 4.42 to Form 6-K of the Company filed January 19, 2007

10.6	Amendment No. 4 to Development and License Agreement dated May 23, 2007 between Fennec Pharmaceuticals Inc. and Glaxo Group Limited	Exhibit 10.1 to Form 8-K of the Company filed June 19, 2007

10.7	Amended and Restated Stock Option Plan	Exhibit 10.19 to Form 10-K of the Company filed March 28, 2008

10.8	Lease Termination and Release	Exhibit 10.24 to Form 10-Q of the Company filed November 16, 2009

10.9	Amended and Restated Employment Agreement - Robin J. Norris*	Exhibit 10.23 to Form 10-Q of the Company filed November 16, 2009

10.10	Lease agreement dated January 1, 2010, between Fennec and Valfern Holdings, Inc.	Exhibit 10.27 to the Form 10-Q of the Company filed on May 14, 2010

10.11	Executive Employment Agreement dated May 3, 2010 by and between Fennec and Rostislav Raykov*	Exhibit 10.28 to the Form 10-Q of the Company filed on May 14, 2010

10.12	Executive Employment Agreement dated May 3, 2010 by and between Fennec and Robert Andrade*	Exhibit 10.29 to the Form 10-Q of the Company filed on May 14, 2010

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10.13	Executive Employment Agreement dated May 3, 2010 by and between Fennec and Dr. Thomas Spector*	Exhibit 10.30 to the Form 10-Q of the Company filed on May 14, 2010

10.14	Form of Independent Director Agreement, dated May 3, 2010	Exhibit 10.31 to the Form 10-Q of the Company filed on May 14, 2010

10.15	Master Service Agreement with OCT Group LLC	Exhibit 10.1 to the Form 10-Q of the Company filed on November 15, 2010

10.16	Amendment No. 2 to Master Service Agreement with OCT Group LLC, dated August 16, 2011	Exhibit 10.1 to the Form 10-Q of the Company filed on November 14, 2011

10.17	Amendment No. 3 to Master Service Agreement with OCT Group LLC, dated June 4, 2012	Exhibit 10.1 to the Form 10-Q of the Company filed on August 2, 2012

10.18	Amendment No. 4 to Master Service Agreement with OCT Group LLC, dated October 29, 2012	Exhibit 10.1 to the Form 10-Q of the Company filed on November 14, 2012

10.19	Subscription Agreement, dated November 15, 2013, between the Company, Technologies Inc. and Manchester Management LLC	Exhibit 10.19 to the Form 10-K/A of the Company filed on April 2, 2014

10.20	Form of Subscription Agreement from December 3, 2014 private placement	Exhibit 10.20 to the Form 10-K of the Company filed on March 31, 2015

21	Subsidiaries	Filed herewith

23.1	Consent of LaBarge Weinstein LLP	Contained in Exhibit 5.1

23.2	Consent of Deloitte LLP	Filed herewith

101.1	Interactive Data File	Filed herewith

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Durham, State of North Carolina, on May 12, 2015.

Fennec Pharmaceuticals Inc.

By:	/s/ Rostislav Raykov
Rostislav Raykov
Chief Executive Officer, Director

By:	/s/ Krysia Lynes
Krysia Lynes, Authorized
Representative in the United States

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rostislav Raykov and Krysia Lynes, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Capacity	Date

/s/ Rostislav Raykov	Chief Executive Officer, Director	May 12, 2015
Rostislav Raykov	(Principal Executive Officer)

/s/ Krysia Lynes	Chief Financial Officer	May 12, 2015
Krysia Lynes	(Principal Financial and Accounting Officer)

/s/ Chris A. Rallis	Director	May 12, 2015
Chris A. Rallis

/s/ Steven D. Skolsky	Director	May 12, 2015
Steven D. Skolsky

/s/ Khalid Islam	Director	May 12, 2015
Khalid Islam

/s/ Adrian Haigh	Director	May 12, 2015
Adrian Haigh

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